As filed with the Securities and Exchange Commission on March 20, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

FOUNDATION MEDICINE, INC.

(Exact name of registrant as specified in its charter)

Delaware	8071	27-1316416
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Second Street

Cambridge MA, 02141

(617) 418-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael J. Pellini, M.D.

President and Chief Executive Officer

150 Second Street

Cambridge MA, 02141

(617) 418-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kingsley A. Taft, Esq. Arthur R. McGivern, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Robert W. Hesslein, Esq. Senior Vice President and General Counsel Foundation Medicine, Inc. 150 Second Street Cambridge MA, 02141 (617) 418-2200	Patrick O’Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199-3600 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	(Do not check if a smaller reporting company) ☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$172,500,000	$22,218

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion. Dated March 20, 2014.

Prospectus

                Shares

$150,000,000

Foundation Medicine, Inc.

Common Stock

This is a public offering of shares of common stock of Foundation Medicine, Inc.

We are offering             shares and the selling stockholders identified in this prospectus are offering an additional             shares to be sold in this offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FMI.” As of March 19, 2014, the last reported sale price of our common stock on The NASDAQ Global Select Market was $40.89 per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 58 for additional information regarding total underwriting compensation.

We and the selling stockholders have granted the underwriters an option to purchase up to an additional and            shares of common stock, respectively, at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2014.

Goldman, Sachs & Co.	J.P. Morgan

Prospectus dated on                 , 2014

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this prospectus, any free writing prospectus we have prepared or any document incorporated by reference herein. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only in circumstances and in jurisdictions where it is lawful to so do. The information contained in this prospectus, any free writing prospectus we have prepared or any document incorporated by reference herein, is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. To the extent there is a conflict between the information contained in this prospectus and the information contained in any document incorporated by reference herein filed prior to the date of this prospectus, you should rely on the information in this prospectus; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference herein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation of Documents by Reference” in this prospectus.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2013 and our other filings with the Securities and Exchange Commission listed in the section of this prospectus entitled “Incorporation of Documents by Reference” and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto that are incorporated by reference herein. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus or in our Annual Report on Form 10-K for the year ended December 31, 2013 incorporated by reference herein. Unless otherwise stated, all references to “us,” “our,” “Foundation,” “we,” the “Company” and similar designations refer to Foundation Medicine, Inc. and its subsidiaries.

Overview

We are a commercial-stage company focused on fundamentally changing the way patients with cancer are treated. We derive revenue from selling products enabled by our molecular information platform to physicians and biopharmaceutical companies. Our platform includes proprietary methods and algorithms for analyzing tumor tissue samples across all types of cancer, as well as information aggregation and concise reporting capabilities. Our products provide genomic information about each patient’s individual cancer, enabling physicians to optimize treatments in clinical practice and enabling biopharmaceutical companies to develop targeted oncology therapies more effectively. We believe we have a significant first-mover advantage in providing comprehensive molecular information products on a commercial scale.

Our first clinical products, FoundationOne, for solid tumors, and FoundationOne Heme, for blood-based cancers, or hematologic malignancies, including leukemia, lymphoma, and myeloma, as well as many sarcomas and pediatric cancers, are, to our knowledge, the only commercially available comprehensive molecular information products designed for use in the routine care of patients with cancer. We commenced our formal commercial launch of FoundationOne in June 2012 and launched FoundationOne Heme in December 2013.

We believe a new, comprehensive approach to providing molecular information for use in clinical settings can initially address areas of significant unmet medical needs for patients suffering from advanced, or active metastatic, cancers.

•

We estimate that there are approximately one million patients per year in the United States with newly-diagnosed or recurrent active metastatic cancers who fall into challenging treatment categories, including patients who have rare or aggressive diseases, patients whose disease has progressed after standard treatments, and patients who have tested negative under, or been ineligible for, traditional molecular diagnostic tests. We are initially targeting these patients for FoundationOne because we believe this patient population will currently benefit most from a comprehensive molecular information product. Our estimates are based upon a combination of feedback from our network of oncology thought leaders, data published by the National Cancer Institute in the Cancer Statistics Review, and focused market research that we commissioned. This market research consisted of an analysis of a third party database (that includes public and private cancer-related statistical information on tumor type, disease stage, clinical information, and disease outcomes) supplemented with confirmatory interviews from physicians who practice at a variety of cancer treatment centers, including academic research centers and community hospitals.

•

As the number of available targeted therapies expands and as physicians gain further experience using comprehensive molecular information in their routine treatment decisions, we believe that the potentially addressable market for comprehensive molecular information products for solid tumors will expand over the next five years to include most patients who have metastatic disease, not limited to the challenging treatment categories noted above. We estimate that this potential market expansion could include an additional 800,000 total patients annually, based upon the same combination of sources of information we used to estimate the size of the patient population we are initially targeting for FoundationOne.

•

Hematologic malignancies account for approximately 10% of new cancer diagnoses in the United States. In developing our commercialization strategy for FoundationOne Heme, we worked with our network of oncology thought leaders, including Memorial Sloan-Kettering Cancer Center, or MSKCC, to identify the initial subsets of patients with hematologic cancers for whom FoundationOne Heme was most likely to positively inform treatment decisions. We are initially targeting patients suffering from hematologic malignancies for whom standard treatments had been tried and failed, or refractory cases, certain forms of leukemia, including acute myeloid leukemia (AML), acute lymphoblastic leukemia (ALL), and chronic lymphocytic leukemia (CLL), as well as myelodysplastic syndromes (MDS) for FoundationOne Heme. While these groups are not mutually exclusive, we estimate that there are approximately 100,000 patients annually in the United States who suffer from these or similar cancers.

For additional details on our target patient populations, including the initial populations we are targeting for FoundationOne Heme, see “Business—Market Opportunities for FoundationOne and FoundationOne Heme” in our Annual Report on Form 10-K for the year ended December 31, 2013 incorporated by reference herein. Although we expect existing and future diagnostic testing providers to also target these patient populations, we believe FoundationOne and FoundationOne Heme are currently the only commercially available comprehensive molecular information products that provide a fully informative genomic profile in a concise and actionable format designed for use in routine clinical setting.

We have experienced rapid adoption of FoundationOne. More than 2,100 physicians from large academic centers and community-based practices across more than 25 countries have ordered FoundationOne since its formal commercial launch in June 2012. We believe this rapid adoption of FoundationOne, accomplished with a nascent sales team, demonstrates the demand for and utility of a single, comprehensive product that helps oncologists effectively implement the promise of precision medicine. To further accelerate our growth and extend our competitive advantage, we are expanding our sales force, publishing scientific and medical advances, fostering relationships throughout the oncology community, and developing new products.

Key thought leaders at premier cancer centers have embraced our approach, as evidenced by their routine use of FoundationOne for their patients, as well as by our collaborations on clinical studies, peer-reviewed publications, and presentations at scientific and medical conferences. We believe that this validation of our approach by key thought leaders will also help drive adoption in the community oncology setting, where 85% of the approximately 10,000 oncologists in the United States practice. We believe the increasing use of our products, especially among thought leaders, along with the demonstration of the economic and clinical value of FoundationOne and FoundationOne Heme, will also help facilitate favorable reimbursement decisions.

We believe FoundationOne and FoundationOne Heme have a sustainable competitive advantage because they:

•

Comprehensively identify clinically actionable information — FoundationOne currently assesses 236 biologically relevant cancer genes for all classes of genomic alterations with high sensitivity and specificity, and has identified a genomic alteration associated with an FDA-approved targeted therapy or with a clinical trial in 82% of the 3,936 clinical specimens we received and analyzed with FoundationOne for solid tumors following its formal commercial launch in June 2012 through May 17, 2013. FoundationOne identifies genomic alterations that other diagnostic tests cannot. For example, based on our quantitative analysis, FoundationOne finds more than three times the combined number of actionable genomic alterations identifiable using a collection of six commercially available and commonly used diagnostic tests. FoundationOne Heme employs RNA sequencing of 265 genes in addition to DNA sequencing of 405 genes to detect all classes of genomic alterations, which are known as somatic alterations, across genes known to be altered in hematologic malignancies, pediatric cancers, and sarcomas, which we believe is also leading to the identification of clinically actionable information;

•

Incorporate the latest scientific and medical advances — We have extensive relationships across the scientific and medical oncology communities, including with key thought leaders and biopharmaceutical companies. These relationships help us incorporate new cancer genes, the latest scientific findings, newly available targeted therapeutics, and relevant clinical trials into FoundationOne and FoundationOne Heme;

•

Readily integrate into routine clinical practice — Our proprietary sample preparation processes and computational biology algorithms allow us to utilize small amounts of routinely collected tumor tissue from a wide variety of sample types, including tissue with low tumor purity. We detect and report the clinically relevant genomic alterations, generally within 14 to 17 days for FoundationOne and within 28 days for FoundationOne Heme. We are dedicated to providing high-quality support to our customers, from order initiation and sample acquisition through report delivery and follow-up with our medical affairs team;

•

Provide actionable information that physicians can use — In a concise report, our products communicate the actionable genomic alterations in a patient’s cancer and based on peer-reviewed literature and clinical and governmental databases, match these alterations with targeted therapies and relevant clinical trials. Through our online portal, Interactive Cancer Explorer, physicians can access this report and links to relevant peer-reviewed literature; and

•

Promote physician interaction to create a powerful network effect — We are continually augmenting our cancer knowledgebase, and we are expanding the functionality of our Interactive Cancer Explorer to allow for sharing of genomic and treatment data. Together, we believe these efforts will create a network effect of more users and ultimately more actionable information.

Our molecular information platform is currently used by 18 pharmaceutical partners to enhance the development of targeted oncology therapeutics. We use our core proprietary molecular information platform, computational biology, and information technology capabilities to analyze patient samples from both retrospective and prospective clinical trials. We provide our biopharmaceutical partners comprehensive genomic analysis and information relevant to precision medicine strategies. In addition to generating revenue, these relationships enable us to identify new cancer genes under investigation that can be incorporated into our platform at an early stage, as well as to participate in the development of the newest oncology therapeutics and practice.

We are dedicated to ongoing innovation in our molecular information platform and new product pipeline. For example, we now utilize RNA-based sequencing technology to analyze additional gene fusions commonly found in hematologic malignancies, pediatric cancers, and sarcomas, and we launched FoundationOne Heme, which incorporates this technology, in December 2013. We are also exploring and developing new products that are scientifically advanced and clinically-relevant including, for example, products to analyze circulating tumor cells and cell-free plasma DNA, which is DNA that circulates in blood plasma outside of cells, and products that expand our offerings into additional areas such as epigenetics, which examines changes in gene expression that occur without changes in the underlying DNA, methylation, which is a chemical signaling mechanism that plays a role in regulation of gene expression, and immune response.

Over time, we will expand our ability to capture, aggregate, analyze, and facilitate the broader exchange of genomic data across the global oncology community. If we, in conjunction with oncologists, pathologists, biopharmaceutical companies, and academic researchers, can successfully capture and utilize this data, we believe we will play an even more integral role in transforming care for the millions of patients suffering from cancer.

We derive our revenue from selling products that are enabled by our molecular information platform. The information provided in our test results is branded as FoundationOne and FoundationOne Heme for our clinical customers and is not branded for our biopharmaceutical customers.

We recorded total revenue of $29.0 million for the year ended December 31, 2013 and our loss from operations during this period was $41.8 million. Our accumulated deficit totaled $89.8 million as of December 31, 2013. We are implementing a comprehensive strategy to pursue favorable reimbursement and coverage decisions for FoundationOne and we have been reasonably successful to date in securing reimbursement for tests performed for patients covered by commercial third-party payors. We have not yet, however, received a coverage decision for FoundationOne from any commercial third-party payor or government payor, including Medicare. As a result, there is uncertainty surrounding the amount we will be paid for FoundationOne tests we perform for patients covered by commercial third-party payors and government payors. For example, of the 9,095 and 1,750 FoundationOne tests that we performed during 2013 and 2012, respectively, 2,080 and 398 FoundationOne tests, respectively, were for patients covered by Medicare. At the end of 2013, we commenced the process of submitting claims to Medicare for FoundationOne tests provided to Medicare patients but we have not yet received payments for any submitted claims. We also performed 2,963 and 641 FoundationOne tests during 2013 and 2012, respectively, that were billed to commercial third-party payors but for which we had not been paid as of December 31, 2013 and 2012, respectively. Ultimately, we believe that adoption of our products, increased support for our products by oncology thought leaders, the completion of clinical studies, and the publication of clinical data in medical and scientific journals will demonstrate the clinical utility of our products and foster favorable reimbursement decisions.

Recent Developments

Our Strategy

Our objective is to transform the care of patients with cancer by leading the development and commercialization of proprietary molecular information products that help guide the diagnosis and treatment of cancer, and that enhance the development of cancer therapies. To achieve this objective our strategy is to:

•	Drive awareness and adoption of FoundationOne, FoundationOne Heme and our future clinical products.

•	Demonstrate the value of our products to patients, physicians, and payors.

•	Enable biopharmaceutical companies to more effectively develop new cancer therapies.

•	Invest in product enhancements and new product innovations.

•	Empower the broader cancer community with molecular information.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We may not be able to generate sufficient revenue from FoundationOne and FoundationOne Heme or our relationships with our biopharmaceutical partners to achieve or maintain profitability.

•

If commercial third-party payors or government payors fail to provide coverage or adequate reimbursement, or if there is a decrease in the amount of reimbursement for, FoundationOne and FoundationOne Heme, our revenue and prospects for profitability would be harmed.

•	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

•

If physicians do not believe FoundationOne or FoundationOne Heme consistently generates actionable information about their patients’ cancers, they may be less likely to order our products in the future and our business could suffer.

•	If our sole laboratory facility becomes damaged or inoperable, our ability to conduct our business may be jeopardized.

•

We rely on a limited number of suppliers or, in some cases, a sole supplier, for some of our laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers.

•	If we are unable to scale our operations to support increased demand for FoundationOne and FoundationOne Heme, our business could suffer.

•	We depend on our information technology systems, and any failure of these systems could harm our business.

Company and Other Information

We were incorporated under the laws of the State of Delaware in November 2009. Our principal executive office is located at 150 Second Street, Cambridge MA 02141, and our telephone number is (617) 418-2200. Our website address is www.foundationmedicine.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, or December 31, 2018; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

We own various U.S. federal trademark registrations and applications, and unregistered trademarks and servicemarks, including Foundation Medicine®, FoundationOne™, and Interactive Cancer Explorer™. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares	We and the selling stockholders have granted a 30-day option to the underwriters to purchase up to an aggregate of and additional shares of common stock, respectively.

Use of proceeds by us	We estimate that we will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, at an assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on March , 2014, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds from this offering to accelerate the growth of our domestic commercial operations and targeted growth of our commercial operations in international markets; for research and development investment related to the enhancement of our existing products and the development of new products; to continue the expansion of our technology infrastructure and capabilities for our molecular information platform; and to fund ongoing and new clinical trials; as well as for working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” for additional information.

Risk factors	You should carefully read “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference herein, for a discussion of factors that you should consider before deciding to invest in our common stock.

NASDAQ Global Select Market trading symbol	“FMI”

The number of shares of our common stock to be outstanding after this offering is based on 28,153,893 shares of our common stock outstanding as of March 15, 2014, including 430,545 shares of common stock potentially subject to repurchase by us, and excludes:

•	2,497,644 shares of common stock issuable upon the exercise of stock options outstanding as of March 15, 2014 at a weighted-average exercise price of $6.80 per share;

•	2,075,930 shares of common stock reserved for future issuance under our 2013 Stock Option and Grant Plan, or the 2013 Plan; and

•	788,503 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, or ESPP.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the 430,545 shares of our common stock subject to potential repurchase by us pursuant to their vesting terms are treated as outstanding shares of our common stock;

•	no issuance or exercise of stock options on or after March 15, 2014; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock in this offering.

SUMMARY FINANCIAL DATA

The following summary consolidated financial data as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011 are derived from our audited consolidated financial statements incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2013. You should read this data together with our audited financial statements and related notes and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere or incorporated by reference in this prospectus. For more details on how you can obtain the documents incorporated by reference in this prospectus, see “Where You Can Find More Information” and “Incorporation of Documents by Reference.” Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2013	2012	2011
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$28,990	$10,645	$2,057
Costs and expenses
Cost of revenue	11,659	5,681	258
Selling and marketing	12,326	3,454	1,555
General and administrative	21,865	8,644	6,992
Research and development	24,901	14,777	9,023

Total costs and expenses	70,751	32,556	17,828

Loss from operations	(41,761)	(21,911)	(15,771)
Interest expense, net	(235)	(421)	(421)
Other expense, net	(948)	(61)	(845)

Net loss	(42,944)	(22,393)	(17,037)

Accretion of convertible preferred stock	(139)	(286)	(296)

Net loss applicable to common stockholders	$(43,083)	$(22,679)	$(17,333)

Net loss per common share applicable to common stockholders, basic and diluted	$(4.64)	$(10.47)	$(14.06)

Weighted average common shares outstanding, basic and diluted	9,294,730	2,166,832	1,232,658

	As of December 31, 2013
	Actual	Pro Forma(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$124,293	$
Working capital	117,551
Total assets	157,268
Accumulated deficit	(89,763)
Total stockholders’ equity	$131,711	$

(1)	Pro forma to reflect the sale by us of shares of our common stock offered in this offering, at the assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2014, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	A $1.00 increase (decrease) in the assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2014, would increase (decrease) the pro forma amount of each of cash and cash equivalents and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $ million, assuming the assumed public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A one million share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2014, would increase each of cash and cash equivalents and total stockholders’ equity by approximately $ million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2014, would decrease each of cash and cash equivalents and total stockholders’ equity (deficit) by approximately $ million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

RISK FACTORS

Before you invest in our common stock, you should understand the high degree of risk involved. You should carefully consider the following risks and uncertainties and all other information contained in or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference herein in their entirety, before you decide to purchase shares of our common stock. The following risks may adversely impact our business, financial condition, and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to This Offering and Our Common Stock

Our principal stockholders exercise significant control over our company.

As of March 15, 2014, investment funds affiliated with Third Rock Ventures and Kleiner Perkins Caufield & Byers, and Google Ventures 2011, L.P., our current largest stockholders, beneficially own, in the aggregate, shares representing 44.6% of our outstanding capital stock. Following this offering, we anticipate that the shares of common stock owned by Third Rock Ventures and Kleiner Perkins Caufield & Byers, and Google Ventures 2011, L.P., will represent        % of our outstanding capital stock. If these stockholders were to choose to act together, as a result of their stock ownership, they could influence our management and affairs and control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

A significant portion of our total outstanding shares of common stock are restricted from immediate resale but may be sold into the market in the near future, which could cause our stock price to decline.

A significant number of our outstanding shares are subject to contractual lock-up restrictions on resale that extend for 60 to 90 days after the date of this prospectus pursuant to lock-up agreements that our officers, directors, stockholders selling shares in this offering, and certain other stockholders have signed, as more fully described in the section entitled “Underwriting” in this prospectus. If these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the expiration of the applicable lock-up period, the trading price of our common stock could decline significantly and could decline below the public offering price.

After certain of the lock-up agreements pertaining to this offering expire, and based on shares outstanding as of March 15, 2014, an additional                 shares will be eligible for sale in the public market 60 days following this offering. In addition, after certain of the lock-up agreements pertaining to this offering expire, and based on shares outstanding as of March 15, 2014, an additional                 shares will be eligible for sale in the public market 90 days following this offering . Furthermore, as of March 15, 2014, upon issuance, the 2,497,644 shares subject to outstanding options under our 2010 and 2013 stock option plans, the 2,075,930 shares reserved for future issuance under our 2013 stock option plan, and the 788,503 shares reserved for future issuance under our employee stock purchase plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, effective as of March 25, 2014, holders of approximately                 shares of our common stock (                 shares of which are already registered in this offering) have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to an investors’ rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We will have broad discretion in how we use the net proceeds from this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds that we receive from this offering. We intend to use the net proceeds from this offering to accelerate the growth of our domestic commercial operations and targeted growth of our commercial operations in international markets; for research and development investment related to the enhancement of our existing products and the development of new products; to continue the expansion of our technology infrastructure and capabilities for our molecular information platform; and to fund ongoing and new clinical trials; as well as for working capital and other general corporate purposes. As a result, investors will be relying on management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Investors in this offering will pay a higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $                 per share, representing the difference between our net tangible book value per share after giving effect to this offering and the public offering price of $                 per share, which is the last reported sales price of our common stock on The NASDAQ Global Select Market on                 , 2014. In the past, we issued restricted stock, options and a warrant to acquire capital stock at prices significantly below the public offering price. To the extent any outstanding options or warrants are ultimately exercised, you will sustain further dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus and the documents incorporated by reference into it include, but are not limited to, statements about:

•	the evolving treatment paradigm for cancer, including physicians’ use of molecular information and targeted oncology therapeutics and the market size for molecular information products;

•

physicians’ need for molecular information products and any perceived advantage of our products over those of our competitors, including the ability of our molecular information platform to help physicians treat their patients’ cancers, our first-mover advantage in providing comprehensive molecular information products on a commercial scale or the sustainability of our competitive advantages;

•

our ability to generate revenue from sales of products enabled by our molecular information platform to physicians in clinical practice and our biopharmaceutical partners, including our ability to increase adoption of FoundationOne and FoundationOne Heme and expand existing or develop new relationships with biopharmaceutical partners;

•	our ability to increase the commercial success of FoundationOne and FoundationOne Heme;

•

our plans or ability to obtain reimbursement for FoundationOne and FoundationOne Heme, including expectations as to our ability or the amount of time it will take to achieve successful reimbursement from third-party payors, such as commercial insurance companies and health maintenance organizations, and government insurance programs, such as Medicare and Medicaid;

•	the outcome or success of our clinical trials;

•	the ability of our molecular information platform to enhance our biopharmaceutical partners’ ability to develop targeted oncology therapies;

•

our ability to comprehensively assess cancer tissue simultaneously for all known genomic alterations across all known cancer-related genes, including our ability to update our molecular information platform to interrogate new cancer genes and incorporate new targeted oncology therapies and clinical trials;

•	our ability to scale our molecular information platform, including the capacity to process additional tests at high specificity and sensitivity as our volume increases;

•	our ability to capture, aggregate, analyze, or otherwise utilize genomic data in new ways;

•	the acceptance of our publications in peer-reviewed journals or of our presentations at scientific and medical conference presentations;

•

our relationships with our suppliers from whom we obtain laboratory reagents, equipment, or other materials which we use in our molecular information platform, some of which are sole source arrangements;

•	our plans and ability to develop and commercialize new products;

•	the expansion of the capabilities of our Interactive Cancer Explorer portal and the development and launch of its associated applications in 2014;

•	the impact of the October 2013 relocation of our laboratory into a new facility at our new corporate headquarters;

•	federal, state, and foreign regulatory requirements, including potential FDA regulation of FoundationOne, FoundationOne Heme, and the other tests performed using our molecular information platform;

•	our ability to protect and enforce our intellectual property rights, including our trade secret protected proprietary rights in our molecular information platform;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; and

•	anticipated trends and challenges in our business and the markets in which we operate.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk factors” and elsewhere in this prospectus and other documents incorporated by reference herein. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus, the documents incorporated by reference herein and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus and the documents incorporated by reference into it represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of                 shares of common stock in this offering will be approximately $                 million based upon an assumed public offering price of $                 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                 , 2014, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $                 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the                 shares of common stock by selling stockholders.

The principal purpose of this offering is to increase our financial flexibility. We currently expect to use the net proceeds from this offering as follows:

•

approximately $                 million to accelerate the growth of our domestic commercial operations, including the expansion of our sales force, and targeted growth of our commercial operations in international markets;

•	approximately $ million for research and development investment related to the enhancement of our existing products and the development of new products;

•	approximately $ million to continue the expansion of our technology infrastructure and capabilities for our molecular information platform; and

•	approximately $ million to fund ongoing and new clinical trials to demonstrate the utility of our products and to support our reimbursement efforts.

We expect to use the remainder of any net proceeds from this offering for capital expenditures, including costs related to required expansion in connection with increased demand, and working capital and other general corporate purposes, including potential strategic acquisitions of complementary businesses, services or technologies. To this end, we are constantly evaluating potential strategic acquisitions and transactions. Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including our commercialization efforts, demand for our products, rates of reimbursement, the costs of equipment, the progress of our research and development efforts, our operating costs, our ability to identify and consummate suitable acquisitions and other related transactions, and the other factors described under “Risk Factors” included in, or incorporated by reference into, this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

The costs and timing of our commercialization efforts are highly uncertain, are subject to substantial risks and can often change. Accordingly, we may change the allocation of use of these proceeds among the uses described above as a result of contingencies such as the demand for our products, rates of reimbursement, the costs of equipment, the progress of our research and development efforts and operating costs and expenditures. Although we may use a portion of the net proceeds of this offering for the acquisition or licensing, as the case may be, of additional technologies, other assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments to do so.

Pending these uses, we intend to invest the net proceeds in high quality, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold as cash.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors. In addition, the terms of our outstanding indebtedness restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

MARKET PRICE OF OUR COMMON STOCK

Our common stock commenced trading under the symbol “FMI” on The NASDAQ Global Select Market on September 25, 2013. Prior to that time, there was no public market for our common stock. Sales of shares of our common stock in our initial public offering on September 24, 2013 were priced at $18.00 per share. The following table sets forth on a per share basis the low and high closing prices of our common stock as reported by The NASDAQ Global Select Market for our fiscal year ended December 31, 2013 for the periods indicated.

	High	Low
Year Ended December 31, 2013
Third Quarter (from September 25, 2013)	$39.64	$35.35
Fourth Quarter	$36.85	$20.42
Year Ended December 31, 2014
First Quarter (through March 19, 2014)	$45.00	$22.33

On March 19, 2014, the last reported sales price of our common stock on The NASDAQ Global Select Market was $40.89 per share and as of March 15, 2014, there were approximately 89 holders of record of our common stock. However, because many of our outstanding shares are held in accounts with brokers and other institutions, we believe we have more beneficial owners.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2013:

•	on an actual basis; and

•

on a pro forma basis to give effect to our sale in this offering of                 shares of common stock at an assumed public offering price of $                 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                 , 2014, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table together with “Description of Capital Stock” appearing elsewhere in this prospectus, and our financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma
	(in thousands, except share and per share data)
Cash and cash equivalents	$124,293	$

Notes payable	$1,499		—
Stockholders’ equity:
Undesignated preferred stock, par value $0.0001 per share; 5,000,000 shares authorized; no shares issued or outstanding	—		—
Common stock, par value $0.0001 per share; 150,000,000 shares authorized (actual and pro forma); 27,630,781 shares issued and outstanding (actual)(1); shares issued and outstanding (pro forma)(1)	3
Additional paid-in capital	221,471
Accumulated deficit	(89,763)

Total stockholders’ equity	131,711

Total capitalization	$133,210	$

(1)	Shares issued and outstanding include 517,237 shares of unvested common stock which are subject to repurchase by us as of December 31, 2013.

A $1.00 increase (decrease) in the assumed public offering price of $                 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                 , 2014, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma basis by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity and total capitalization on a pro forma basis by approximately $                 million, assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A one million share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed public offering price of $                 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                 , 2014, would increase each of cash and cash equivalents

and total stockholders’ equity by approximately $                 million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed public offering price of $                 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                 , 2014, would decrease each of cash and cash equivalents and total stockholders’ equity by approximately $                 million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

The actual and pro forma information set forth in the table excludes (i) 2,314,284 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted-average exercise price of $4.78 per share, (ii) 1,139,244 shares of common stock reserved for future issuance as of December 31, 2013 under our 2013 Stock Option and Grant Plan (which includes 492,218 shares reserved for issuance under our Amended and Restated 2010 Stock Incentive Plan), and (iv) 788,503 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan.

MANAGEMENT

Directors and Executive Officers

Our executive officers and directors and their respective ages and positions as of March 15, 2014:

Name	Age	Position
Executive officers:
Michael J. Pellini, M.D.	48	President, Chief Executive Officer and Director
Steven J. Kafka, Ph.D.	44	Chief Operating Officer
Kevin Krenitsky, M.D.	47	Chief Commercial Officer and Senior Vice President
Vincent A. Miller, M.D.	52	Chief Medical Officer
Robert W. Hesslein, J.D.	61	Senior Vice President and General Counsel
Jason Ryan	39	Senior Vice President, Finance

Non-management directors:
Alexis Borisy(1)	42	Chairman of the Board of Directors
Brook Byers(1)(3)	68	Director
Evan Jones(2)	57	Director
Mark Levin(1)(3)	63	Director
David Schenkein, M.D.(2)(3)	56	Director
Krishna Yeshwant, M.D.(1)(2)	35	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Michael J. Pellini, M.D., has served as our President and Chief Executive Officer and as a member of our board of directors since May 2011. Dr. Pellini joined us from Clarient, Inc., or Clarient, a General Electric Healthcare Company, where he held the position of president and chief operating officer from April 2008 to April 2011 and served on its board of directors from May 2007 to April 2009. Dr. Pellini served as vice president, life sciences at Safeguard Scientifics, Inc. (NYSE: SFE), a private equity and venture capital firm specializing in expansion financings, growth capital, management buyouts, recapitalizations, industry consolidations, corporate spinouts, growth stage, and early stage financings, from March 2007 to April 2008 and, as part of this role, was detailed to Clarient beginning in July 2007. Dr. Pellini received a B.A. from Boston College, an M.B.A. from Drexel University and an M.D. from Jefferson Medical College of Thomas Jefferson University. Dr. Pellini’s qualifications to sit on our board of directors include his extensive leadership, executive, managerial, business, and diagnostic company experience, along with his years of industry experience in the development and commercialization of pharmaceutical products.

Steven J. Kafka, Ph.D., joined us in January 2013 and serves as our Chief Operating Officer. Dr. Kafka was previously chief operating officer and chief financial officer at Aileron Therapeutics Inc., or Aileron, a biopharmaceutical company based in Cambridge, Massachusetts from September 2009 to October 2012. Before Aileron, from September 2006 to September 2009, Dr. Kafka was vice president of finance at Infinity Pharmaceuticals, Inc. (NASDAQ: INFI), a drug discovery and development company. Dr. Kafka earned his B.A. with Distinction and Honors from Stanford University and his Ph.D. from Harvard University.

Kevin Krenitsky, M.D., joined us in June 2011 and serves as our Chief Commercial Officer and Senior Vice President, International Strategy. Prior to joining Foundation, he served as president of Enzo Clinical Labs, Inc., or Enzo, a full service clinical reference laboratory, from March 2009 to June 2011. Before his employment at Enzo, he was the chief executive officer of BioServe Biotechnologies, Ltd., a global biotechnology company specializing in processing genetic diagnostic tests from 2007 to February 2009. From 2006 to 2007, he was the interim chief executive officer of Parkway Clinical Laboratories Inc., a clinical diagnostic lab providing comprehensive routine and esoteric testing. Dr. Krenitsky received a B.S. in business management from the University of Scranton and an M.D. from Jefferson Medical College.

Vincent A. Miller, M.D., was appointed to serve as our Chief Medical Officer on July 31, 2013. He joined us in October 2011 and served as our Senior Vice President, Clinical Development between then and July 2013. Dr. Miller served between July 1991 and October 2011 as an attending physician, and Dr. Miller has served since November 2011 to the present as a consulting physician, at Memorial Sloan-Kettering Cancer Center. Dr. Miller earned his B.A. from the University of Pennsylvania and his M.D. from the University of Medicine and Dentistry of New Jersey in Newark.

Robert W. Hesslein, J.D., has served as our Senior Vice President and General Counsel since May 2012. Mr. Hesslein was previously senior vice president and deputy general counsel at Genzyme Corporation, or Genzyme, a biotechnology company based in Cambridge, Massachusetts, which is now a wholly-owned subsidiary of Sanofi (NYSE: SNY), from 1996 to 2012. Before Genzyme, from 1990 to 1996, Mr. Hesslein was a second vice president and counsel at The New England, a mutual life insurance corporation. From 1978 to 1990, Mr. Hesslein was an associate and subsequently a partner at Csaplar & Bok, a Boston law firm. Mr. Hesslein earned his B.A. with Honors from Yale University and his J.D. from The Cornell Law School.

Jason Ryan has served as our Senior Vice President, Finance since January 2014. He previously served as our Vice President, Finance from March 2012 to January 2014 and our Senior Director, Finance from May 2011 to March 2012. Prior to joining us, Mr. Ryan led the finance and strategic planning functions of Taligen Therapeutics, Inc., which was acquired by Alexion Pharmaceuticals, Inc. (NASDAQ: ALXN), from May 2009 to April 2011, Codon Devices Inc. from May 2007 to May 2009, and Genomics Collaborative, Inc., which was acquired by SeraCare Life Sciences, Inc. (NASDAQ: SRLS), from September 1998 to September 2004. He began his career at Deloitte & Touche. Mr. Ryan holds a B.S. in economics from Bates College and an M.B.A. from Babson College, and earned a C.P.A. in Massachusetts.

Non-Management Directors

Alexis Borisy has served as a member of our board of directors since 2009 and Chairman since 2011. He co-founded Foundation in 2009 and served as our interim Chief Executive Officer through May 2011. Since 2009, Mr. Borisy has been a partner at Third Rock Ventures, a life sciences venture capital firm focused on the formation, development and strategy of new companies. Mr. Borisy co-founded Blueprint Medicines Corp., a privately held oncology company, in 2011 and currently serves as its interim chief executive officer and on its board of directors. In addition, since July 2013 Mr. Borisy has served as chairman of Warp Drive Bio, LLC, a life sciences company focusing on genomics where he served as chief executive officer from 2011 to July 2013. From 2007 through 2012, Mr. Borisy served as chairman of FORMA Therapeutics, Inc., a life science company focused on targeting cancers for treatment. In 2000, Mr. Borisy founded CombinatoRx, Inc. (now Zalicus Inc. (NASDAQ: ZLCS)), a drug development company, and served as its chief executive officer and on its board of directors from 2000 to 2009. Mr. Borisy holds an A.B. in chemistry from the University of Chicago, and an A.M. from Harvard University. We believe Mr. Borisy’s detailed knowledge of our company and long tenure with us, having served as one of our founders, along with his experience working with and serving on the boards of directors of life sciences companies and his experience working in the venture capital industry qualifies him to serve on our board of directors.

Brook Byers has served as a member of our board of directors since 2011. Mr. Byers has been a venture capital investor since 1972 and is a managing partner of Kleiner Perkins Caufield & Byers. He has been closely involved with more than 50 new technology-based ventures, many of which have already become public companies. He formed the first life sciences practice group in the venture capital profession at Kleiner Perkins Caufield & Byers in 1984. Mr. Byers served on the board of directors of Genomic Health, Inc. (NASDAQ: GHDX) from 2001 to 2011 and currently serves on the board of directors of Five Prime Therapeutics, Inc. (NASDAQ: FPRX), Pacific Biosciences of California, Inc. (NASDAQ: PACB) and Veracyte, Inc. (NASDAQ: VCYT). Mr. Byers holds a B.S. in electrical engineering from the Georgia Institute of Technology and an M.B.A. from Stanford University. We believe that Mr. Byers possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience with growing multiple companies in the life sciences industry and his leadership in precision medicine initiatives.

Evan Jones has served as a member of our board of directors since 2013. Since 2007, Mr. Jones has served as managing member of jVen Capital, LLC, a life sciences investment company. He also serves as chairman and chief executive chairman of OpGen, Inc., a privately held genetic analysis company. Previously, he co-founded Digene Corporation, or Digene, a publicly traded biotechnology company focused on women’s health and molecular diagnostic testing that was sold to Qiagen N.V. (NASDAQ: QGEN) in 2007. He served as chairman of Digene’s board of directors from 1995 to 2007, as Digene’s chief executive officer from 1990 to 2006, and as Digene’s president from 1990 to 1999. Mr. Jones served as a member of the board of directors of CAS Medical Systems, Inc. (NASDAQ: CASM), a developer of patient vital signs monitoring products and technologies, from June 2008 to October 2013, and currently serves on the board of directors of Fluidigm Corporation (NASDAQ: FLDM), a technology company that develops, manufactures and markets microfluidic systems in the life science and agricultural biotechnology industries, since March 2011 and Veracyte, Inc. (NASDAQ: VCYT), a molecular cytology company, since 2008. Mr. Jones received a B.A. from the University of Colorado and an M.B.A. from The Wharton School at the University of Pennsylvania. We believe that Mr. Jones’ qualifications to serve on our board of directors include his extensive experience in the molecular diagnostic testing industry, including as chief executive officer of a public company focused on molecular diagnostic testing, as well as his service as a board member with other public and private companies.

Mark Levin has served as a member of our board of directors since 2010. Mr. Levin currently serves as a partner at Third Rock Ventures, a life sciences venture capital firm focused on the formation, development and strategy of new companies, which he co-founded in 2007. Mr. Levin served as founding chief executive officer of Millennium Pharmaceuticals, Inc. from 1993 to 2005. Mr. Levin was co-founder of the life sciences effort of the Mayfield Fund, a global venture capital firm, where he was also the founding chief executive officer of Cell Genesys, Inc. from 1989 to 1991, Tularik Inc. from 1991 to 1992, Focal, Inc. from 1992 to 1993, and StemCells, Inc. (NASDAQ: STEM) from 1990 to 1992. Mr. Levin started his career as a process engineer and project leader at Eli Lilly and Company (NASDAQ: LLY) and Genentech, Inc. Mr. Levin holds both a B.S. and M.S. in chemical and biomedical engineering from Washington University. We believe Mr. Levin’s experience working with and serving on the boards of directors of life sciences companies and his experience working in the venture capital industry qualifies him to serve on our board of directors.

David Schenkein, M.D., has served as a member of our board of directors since 2010. Dr. Schenkein currently serves as the chief executive officer of Agios Pharmaceuticals, Inc. (NASDAQ: AGIO), or Agios, a biopharmaceutical company, a position he has held since August 2009. Prior to joining Agios, Dr. Schenkein was the senior vice president, clinical hematology/oncology at Genentech,

Inc., or Genentech, where he was responsible for leading the medical and scientific strategies for their bio-oncology portfolio. Prior to joining Genentech, Dr. Schenkein spent 17 years in academic and clinical medicine as an attending physician in hematology/oncology at the Tufts-New England Medical Center, where he was an associate professor and held the position of director of the cancer center. Dr. Schenkein currently serves on the board of directors of bluebird bio, Inc. (NASDAQ: BLUE). Dr. Schenkein holds a B.A. in chemistry from Wesleyan University and an M.D. from the State University of New York Upstate Medical School. We believe Dr. Schenkein’s medical experience as an oncologist and extensive background in the biotechnology industry, including his roles at Agios and Genentech, provide a critical contribution to our board of directors.

Krishna Yeshwant, M.D., has served as a member of our board of directors since 2011. Dr. Yeshwant currently serves as a partner at Google Ventures, a venture-capital fund. Dr. Yeshwant has been working with Google Ventures since June 2008. Before joining Google Ventures, in 1996 he founded Stanford Students Consulting, an electronic data interchange company that was acquired by Hewlett-Packard Company (NYSE: HPQ) in 2000. In 2000, he founded Recourse Technologies, Inc., a network security company that was acquired by Symantec Corporation (NASDAQ: SYMC) in 2002. Since 2009, Dr. Yeshwant has also been employed by Partners Healthcare, a not-for-profit health care system, as an Internal Medicine physician at Brigham and Women’s Hospital. Dr. Yeshwant has a B.S. in Computer Science from Stanford University, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School. We believe Dr. Yeshwant’s medical experience as a physician and experience working with and serving on the boards of directors of life sciences companies and his experience working in the venture capital industry qualifies him to serve on our board of directors.

Founding Advisors

We leverage the expertise of our founding advisors to help us build and guide the deployment of our molecular information platform. Our founding advisors are world leaders in the fields of cancer genomics, cancer biology, clinical oncology, and information sciences, and consist of: Eric Lander, Ph.D., who serves as the Founding Director of the Broad Institute, Professor of Biology at Massachusetts Institute of Technology, and Professor of Systems Biology at Harvard Medical School and was a key leader of the Human Genome Project; Todd Golub, M.D., who is a founding member of the Broad Institute, serving as Director of its Cancer Program and Chief Scientific Officer, as well as the Charles A. Dana Investigator in Human Cancer Genetics at the Dana-Farber Cancer Institute, an investigator at Howard Hughes Medical Institute and Professor of Pediatrics at Harvard Medical School; Levi Garraway, M.D., Ph.D., who is an Associate Professor of Medicine in the Department of Medical Oncology at the Dana-Farber Cancer Institute, Harvard Medical School, as well as a faculty member of Dana-Farber’s Center for Cancer Genome Discovery and a Senior Associate Member of the Broad Institute; and Matthew Meyerson, M.D., Ph.D., who serves as Professor of Pathology at Dana-Farber Cancer Institute and Harvard Medical School, Director of the Center for Cancer Genome Discovery at Dana-Farber Cancer Institute, and a Senior Associate Member of the Broad Institute. We intend to continue to leverage the expertise of our founding advisors by seeking their counsel on important topics across a range of key disciplines relevant to our medical and scientific expertise, our molecular information platform and our business strategy.

Composition of Our Board of Directors

Our board of directors currently consists of seven members and is divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

•	Our Class I directors, whose term will expire at the annual meeting of stockholders to be held in 2014, are Mark Levin, Brook Byers and Michael Pellini;

•	Our Class II directors, whose term will expire at the annual meeting of stockholders to be held in 2015, are David Schenkein and Krishna Yeshwant; and

•	Our Class III directors, whose term will expire at the annual meeting of stockholders to be held in 2016, are Evan Jones and Alexis Borisy.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Our nominating and governance committee and board of directors may consider a broad range of factors relating to the qualifications and background of nominees, which may include but is not limited to diversity considerations such as race, gender, or national origin. We have no formal policy regarding board diversity. Our nominating and governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy, and the ability to contribute positively to the collaborative culture among board members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the shares entitled to vote in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence.    Our board of directors has determined that all members of the board of directors, except Dr. Pellini and Mr. Borisy, are independent, as determined in accordance with the rules of the NASDAQ Stock Market. In making such independence determination, the board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. There are no family relationships among any of our directors or executive officers.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of our Chairman of the board and Chief Executive Officer are presently separated. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer must devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the non-management directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure. Although our amended and restated bylaws do not require our Chairman and Chief Executive Officer positions to be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Senior Vice President, Finance reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm, and privately with our Senior Vice President, Finance. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Stock Market and the Securities and Exchange Commission, or SEC, rules and regulations.

Audit Committee

Evan Jones, David Schenkein and Krishna Yeshwant currently serve on the audit committee, which is chaired by Evan Jones. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable NASDAQ Stock Market rules. Our board of directors has designated Evan Jones as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	overseeing our compliance with applicable legal and regulatory requirements;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation Committee

Alexis Borisy, Brook Byers, Mark Levin and Krishna Yeshwant currently serve on the compensation committee, which is chaired by Alexis Borisy. Under NASDAQ Stock Market rules, we are permitted to phase in our compliance with the independent compensation committee requirements set forth in NASDAQ Marketplace Rule 5605(d). Our board of directors has determined that each of Brook Byers, Mark Levin and Krishna Yeshwant is “independent” as that term is defined in the applicable NASDAQ Stock Market rules. Within one year of our listing on The NASDAQ Global Select Market on September 25, 2013, we expect that Mr. Borisy will be independent under NASDAQ Stock Market rules, as his service as our chief executive officer ended in May 2011. The compensation committee’s responsibilities include:

•

annually reviewing and recommending to our board of directors corporate goals and objectives, and determination of the achievement thereof, relevant to the compensation of our Chief Executive Officer and other executive officers;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and recommending to our board of directors the compensation of our Chief Executive Officer;

•	determining, or reviewing and recommending to our board of directors for approval, the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential current compensation advisors in accordance with the independence standards identified in the applicable NASDAQ Stock Market rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving, or reviewing and recommending to our board of directors for approval, our policies and procedures for the grant of equity-based awards;

•	determining or reviewing and making recommendations to our board of directors with respect to director compensation;

•	preparing the compensation committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discussing with our board of directors corporate succession plans for the Chief Executive Officer and other key officers.

Nominating and Corporate Governance Committee

David Schenkein, Brook Byers and Mark Levin currently serve on the nominating and corporate governance committee, which is chaired by David Schenkein. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable NASDAQ Stock Market rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to our board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to our board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may establish other committees from time to time.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees, other than Alexis Borisy, who served as our chief executive officer until May 2011. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the Corporate Governance section of our website, which is located at www.foundationmedicine.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Limitation of Liability

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or controlling persons, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Executive Compensation Overview

Historically, our executive compensation program has reflected our growth and corporate goals. To date, the compensation of Michael J. Pellini, M.D., our President and Chief Executive Officer, and the other executive officers identified below in the summary compensation table, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted common stock and stock options. Our executive officers and all salaried employees are also eligible to receive health and welfare benefits.

Compensation Tables

Summary Compensation Table—2013 and 2012 Fiscal Years

The following table presents information regarding the total compensation awarded to, earned by, and paid during the fiscal years ended December 31, 2013 and December 31, 2012 to our chief executive officer and the two most highly-compensated executive officers (other than the chief executive officer) who were serving as executive officers at the end of the year ended December 31, 2013. These individuals are our named executive officers for 2013.

Name and principal position	Year	Salary ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)		Total ($)
Michael J. Pellini, M.D.	2013	403,887	606,326	(2)	75,085	(3)	1,085,298
President and Chief Executive Officer	2012	395,000	130,157	158,000	106,044	(4)	789,201

Steven J. Kafka, Ph.D.(7)	2013	336,825	657,544	(2)	—		994,369
Chief Operating Officer

Vincent A. Miller, M.D.	2013	342,537	86,618	(2)	55,390	(5)	484,545
Chief Medical Officer	2012	334,995	42,000	117,250	102,401	(6)	596,646

(1)	Amounts reflect the grant date fair value of option awards granted in 2013 and 2012 in accordance with Accounting Standards Codification Topic 718. For a discussion regarding the valuation of our stock awards for financial statement reporting purposes, please refer to Note 9, “Stockholders’ Equity (Deficit),” in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference herein. These amounts do not correspond to the actual value that will be recognized by the named executive officers.
(2)	The bonuses for the year ended December 31, 2013 have not yet been determined, but are expected to be approved by our compensation committee in April 2014.
(3)	Pursuant to the terms of his employment agreement, Dr. Pellini is entitled to living expense assistance in connection with his commuting to our principal executive offices in Cambridge, Massachusetts. This amount represents (i) reimbursed expenses for airline travel between Dr. Pellini’s principal residence and Boston, and reimbursed expenses for parking, transportation and related travel incidentals, and (ii) for one-third of the aggregate costs related to a corporate apartment in Cambridge, Massachusetts utilized by Dr. Pellini and two other executives.
(4)	Pursuant to the terms of his employment agreement, Dr. Pellini is entitled to living expense assistance in connection with his commuting to our principal executive offices in Cambridge, Massachusetts. This amount represents (i) reimbursed expenses for airline travel between Dr. Pellini’s principal residence and Boston, and reimbursed expenses for parking, transportation and related travel incidentals, and (ii) for one-third of the aggregate costs related to a corporate apartment in Cambridge, Massachusetts utilized by Dr. Pellini and two other executives.

(5)	Pursuant to the terms of his employment agreement, Dr. Miller is entitled to living expense assistance in connection with his commuting to our principal executive offices in Cambridge, Massachusetts. This amount represents (i) reimbursed expenses for airline travel, parking, transportation and related travel incidentals, and (ii) for one-third of the aggregate costs related to a corporate apartment in Cambridge, Massachusetts utilized by Dr. Miller and two other executives.
(6)	Pursuant to the terms of his employment agreement, Dr. Miller is entitled to living expense assistance in connection with his commuting to our principal executive offices in Cambridge, Massachusetts. This amount represents (i) reimbursed expenses for airline travel, parking, transportation and related travel incidentals, and (ii) for one-third of the aggregate costs related to a corporate apartment in Cambridge, Massachusetts utilized by Dr. Miller and two other executives. Dr. Miller was also paid a bonus of $50,000 in 2012, representing a portion of his signing bonus.
(7)	Dr. Kafka was not a named executive officer for the fiscal year ended December 31, 2012.

Employment Agreements with Our Named Executive Officers

We have entered into an employment agreement with each of the named executive officers. These employment agreements provide for “at will” employment.

Michael J. Pellini, M.D. On September 9, 2013, we entered into an amended and restated employment agreement with Dr. Pellini for the position of President and Chief Executive Officer. Dr. Pellini currently receives a base salary of $406,850, which is subject to review and adjustment in accordance with our corporate policy. Dr. Pellini is also eligible for an annual discretionary bonus with a target amount of up to 40% of his base salary, payable at the discretion of the compensation committee. The amount of such bonus will be determined annually based upon individual and/or our achievement of certain measurable goals established by the compensation committee after discussion with Dr. Pellini. Dr. Pellini is eligible to participate in employee benefit plans generally available to our executive employees, subject to the terms of those plans. Dr. Pellini is entitled to living and travel expense assistance in connection with his commuting to our principal executive offices in Cambridge, Massachusetts. We provide annual living expense assistance to Dr. Pellini in an amount up to $50,000. All commuting expense assistance amounts are grossed up for applicable state and federal taxes. In connection with his original hiring, we agreed to make an equity award to Dr. Pellini in the form of an option to purchase 550,000 shares of our common stock. This amount represented 5.5% of our shares on a fully-diluted basis. We agreed to grant Dr. Pellini an option to purchase additional shares to maintain his 5.5% ownership if we increased the size of our Series A financing on or prior to March 14, 2012. Following the closing of the second tranche of our Series A financing, we granted Dr. Pellini an additional option to purchase 148,158 shares of our common stock. Pursuant to the agreement, both the initial and subsequent option grants are subject to the following terms: 25% of the two stock options vested upon the closing of our initial public offering and, upon any later change of control, 100% of the then unvested portion of the two stock options will immediately vest. For purposes of payments made, benefits provided or equity awards accelerated that would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue of Code of 1986, as amended, or the Code, Dr. Pellini’s agreement provides that we will make a “gross-up” payment in an amount equal to 100% of the applicable excise tax with regard to such payments.

Steven J. Kafka, Ph.D. On May 21, 2013, we entered into an employment agreement with Dr. Kafka for the position of Chief Operating Officer, which was amended on September 10, 2013. Dr. Kafka currently receives a base salary of $350,000, which is subject to review and adjustment in accordance with our corporate policy. Dr. Kafka is also eligible for an annual discretionary bonus with a target amount of up to 40% of his base salary, payable at the discretion of the compensation committee based on its assessment of our performance and Dr. Kafka’s performance against goals established by the compensation committee. Dr. Kafka is eligible to participate in employee benefit plans generally available to our full-time employees, subject to the terms of those plans.

Vincent A. Miller, M.D. On August 1, 2011, we entered into an employment agreement with Dr. Miller for the position of Senior Vice President, Clinical Development, which was amended on March 7, 2013 and September 10, 2013. In July 2013, Dr. Miller was promoted to the position of our Chief Medical Officer. Dr. Miller currently receives a base salary of $345,000, which is subject to review and adjustment at the discretion of the compensation committee. Dr. Miller is also eligible for an annual discretionary bonus with a target amount of up to 35% of his base salary, payable at the discretion of the compensation committee based on its assessment of our performance and Dr. Miller’s performance against goals established by the compensation committee. Dr. Miller is entitled to living and travel expense assistance in connection with his commuting to our principal executive offices in Cambridge, Massachusetts. We provide annual living expense assistance to Dr. Miller in an amount up to $35,000. All commuting expense assistance amounts are grossed up for applicable state and federal taxes. Dr. Miller is eligible to participate in employee benefit plans generally available to our full-time employees, subject to the terms of those plans.

The employment agreements with Drs. Pellini, Kafka and Miller provide for certain payments and benefits in the event of an involuntary termination of employment. In addition, each of Drs. Pellini, Kafka and Miller are entitled to accelerated vesting of certain outstanding and unvested equity awards held by them in certain circumstances. The information below describes certain compensation and equity acceleration that may become payable as a result of certain events. These payments and benefits are in addition to benefits available generally to salaried employees, including distributions under our 401(k) plan, accrued benefits under our health and welfare plans and arrangements, and accrued vacation pay. Outstanding equity awards for the named executive officers as of December 31, 2013 are set forth under “Outstanding Equity Awards at Fiscal Year End Table—2013.”

Involuntary Termination of Employment and Change of Control

Pursuant to his employment agreement, Dr. Pellini is eligible to receive certain payments and benefits in the event his employment is terminated by us without “cause” (as defined in his employment agreement) or he terminates his employment with “good reason” (as defined in his employment agreement). Pursuant to his employment agreement, each of Dr. Kafka and Dr. Miller is eligible to receive certain payments and benefits in the event his employment is terminated by us without “cause” (as defined in the pertinent employment agreement) or in the event that, following a deemed liquidation event or a change of control resulting in the payment of proceeds to our stockholders (a “change of control”), he terminates his employment with “good reason” (as defined in the employment agreements).

Dr. Pellini is eligible to receive 18 months of base salary continuation, pro-rated target bonus and 18 months of COBRA continuation medical benefits paid by us in the event of a termination by us without cause or by Dr. Pellini for good reason, provided that he executes and does not revoke a release agreement. Dr. Miller is eligible to receive 12 months of base salary continuation, pro-rated target bonus and 12 months of COBRA continuation medical benefits paid by us in the event of a termination by us without cause or by Dr. Miller for good reason, provided that he executes and does not revoke a release agreement. In addition, the options and restricted stock held by Dr. Pellini and Dr. Miller that would have become vested in the 12-month period following termination of employment would become vested. Dr. Kafka is eligible to receive 12 months of base salary continuation (but subject to offset by compensation earned during the severance period) and up to 12 months of COBRA continuation medical benefits subsidized by us in the event of a termination by us without cause or, following a change of control, by the officer for good reason, provided that he executes, not revokes and fully complies with a separation agreement that includes a general release of us and our affiliates.

In addition to the previously described severance provisions, pursuant to the terms of his employment agreement and the option award agreements with Dr. Pellini, in the event of a change in control, 100% of the unvested portion of his options would immediately become vested. Pursuant to the employment agreements with Dr. Kafka and Dr. Miller, in the event of a termination by us without cause, or by the officer for good reason, in each case following a change in control, 100% of the unvested portion of each of their options would immediately become vested.

Definitions

For purposes of the employment agreement with Dr. Pellini, “cause” means:

•	conviction of a felony;

•

willful failure to substantially perform (other than by reason of disability) the officer’s duties and responsibilities as set forth in, or determined in accordance with, the employment agreement that results in material harm to us, which failure continues, or which harm remains unremedied, after 10 days’ notice setting forth in reasonable detail the nature of such failure;

•

material breach of the officer’s employment agreement that results in material harm to us, which breach continues or remains uncured after 10 days’ notice setting forth in reasonable detail the nature of such breach; or

•	material fraudulent conduct by the officer with respect to us.

For purposes of the employment agreements with each of Dr. Pellini and Dr. Miller, “good reason” means:

•	a material diminution in the officer’s responsibilities, authority or duties;

•

a material diminution in the officer’s base salary, except for across-the-board salary reductions based on our financial performance similarly affecting all or substantially all of our senior management employees;

•	a material breach by us of the officer’s employment agreement or any of the agreements he has with us relating to his options or other types of our equity; or

•

for purposes of Dr. Miller’s employment agreement, his work location is located more than 50 miles from the office location at which Dr. Miller was working as of the effective date of the change in control.

For purposes of the employment agreements with each of Dr. Kafka and Dr. Miller, “cause” means:

•	conviction of, or the entry of a pleading of guilty or nolo contendere to, any crime involving (A) fraud or embezzlement, or (B) any felony;

•	willful failure to perform (other than by reason of disability), or gross negligence in the performance of, the officer’s duties and responsibilities as set forth in his job description;

•

material breach by the officer of any provision of his employment agreement or any of the other agreements he has with us, which breach continues or remains uncured after 30 days’ notice setting forth in reasonable detail the nature of such breach; or

•	material fraudulent conduct by the officer with respect to us.

For purposes of the employment agreement with Dr. Kafka, “good reason” means:

•

a change in title, responsibility and authority to a position less than his title, responsibility and authority as of the effective date of the change in control (by reference to his title, responsibility and authority within his business unit following a change in control, and not necessarily us as a whole);

•	the officer’s work location is located more than 50 miles from the office location at which the officer was working as of the effective date of the change in control; or

•

a material breach by us of his employment agreement, his option agreements or any of the agreements he has with us relating to his employment, which breach continues or remains uncured after 30 days’ notice from the officer setting forth in reasonable detail the nature of such breach.

Outstanding Equity Awards at Fiscal Year-End Table—2013

The following table summarizes, for each of the named executive officers, the number of shares of common stock underlying outstanding stock options held as of December 31, 2013.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of Shares That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1) ($)
Michael J. Pellini, M.D.						154,688	(2)	$3,684,656
	106,487	41,672	(3)	$0.84	1/10/2022
	42,764	54,984	(4)	$0.84	3/27/2022
	16,404	71,096	(5)	$4.16	3/7/2023
	—	87,500	(6)	$7.12	5/21/2023
Steven J. Kafka, Ph.D.	—	137,500	(7)	$4.16	3/7/2023
	2,343	10,157	(8)	$4.16	3/7/2023
	7,813	54,687	(9)	$7.12	5/21/2023
Vincent A. Miller, M.D.						68,753	(10)	$1,637,696
	7,810	17,190	(11)	$0.84	1/10/2022
	1,563	23,437	(12)	$0.84	1/10/2022
	2,343	10,157	(5)	$4.16	3/7/2023
	—	12,500	(6)	$7.12	5/21/2023

(1)	Based on a price of $23.82 per share, which was the closing price per share of our common stock as reported by The NASDAQ Global Select Market on December 31, 2013.
(2)	Pursuant to the terms of Dr. Pellini’s restricted stock agreement, the remaining unvested shares will vest in equal quarterly installments through May 9, 2015. Vesting of the remaining shares accelerate in connection with an acquisition event.
(3)	Represents options to purchase shares of our common stock granted on January 11, 2012. The shares underlying these options vest in equal quarterly installments through May 9, 2015. Vesting of the remaining unvested options will accelerate in connection with an acquisition event.
(4)	Represents options to purchase shares of our common stock granted on March 27, 2012. The shares underlying these options vest in equal quarterly installments through March 27, 2016.
(5)	Represents options to purchase shares of our common stock granted on March 7, 2013. The shares underlying these options vest in equal quarterly installments over four years through March 7, 2017.

(6)	Represents options to purchase shares of our common stock granted on May 21, 2013. The shares underlying these options vest in equal quarterly installments over four years through January 1, 2018.
(7)	Represents options to purchase shares of our common stock granted on March 7, 2013. The shares underlying these options vest in equal quarterly installments through January 2, 2017.
(8)	Represents options to purchase shares of our common stock granted on March 7, 2013. The shares underlying these options vest in equal quarterly installments through March 7, 2017.
(9)	Represents options to purchase shares of our common stock granted on May 22, 2013. The shares underlying these options vest in equal quarterly installments through May 22, 2017.
(10)	Pursuant to the terms of Dr. Miller’s restricted stock agreement, the remaining unvested shares will vest in equal quarterly installments through October 15, 2015.
(11)	Represents options to purchase shares of our common stock granted on January 11, 2012. The shares underlying these options vest in equal quarterly installments over four years through October 17, 2015.
(12)	Represents options to purchase shares of our common stock granted on January 11, 2012. The shares underlying these options vest in equal quarterly installments over four years through October 17, 2015.

Director Compensation

The following table presents the total compensation for each person who served as a member of our board of directors during 2013, other than Dr. Pellini. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2013. Dr. Pellini, who is also our Chief Executive Officer, receives no compensation for his service as a director, and, consequently, is not included in this table. The compensation received by Dr. Pellini as our Chief Executive Officer during 2013 is presented in “Summary Compensation Table—2013 and 2012.”

Director Compensation Table—2013

Director name	Fees earned or paid in cash ($)(1)	Option awards ($)(2)	All other compensation ($)	Total ($)
Alexis Borisy	$25,333	—	—	$25,333
Brook Byers	12,000	—	—	12,000
Mark Levin	12,000	—	—	12,000
Evan Jones	30,833	$70,300	—	101,133
David Schenkein, M.D.	40,250	38,306	—	78,566
Krishna Yeshwant, M.D.	12,667	—	—	12,667

(1)	Includes amounts paid pursuant to our non-employee director compensation policy described below, which was implemented as of our initial public offering. These amounts were pro rated in 2013 for the portion of the year following the consummation of our initial public offering. In addition, Dr. Schenkein received $26,250 and Mr. Jones received $17,500 in payments for service as a director pursuant to board service agreements prior to our initial public offering.
(2)

These amounts are based on the grant date fair value of the stock awards and the option awards in the year in which the grant was made in accordance with FASB ASC 718-10, excluding the impact of forfeitures. These amounts do not represent the actual amounts paid to or realized by directors for these awards during the year ended December 31, 2013. As of December 31, 2013, our non-employee directors held options to purchase shares of our common stock that had been granted by us as director compensation representing the following number of shares of our common stock: Mr. Jones—options to purchase 21,250 shares; Dr. Schenkein—options to purchase 8,750 shares.

Our board of directors has adopted a non-employee director compensation policy that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high caliber non-employee directors. Under the policy, all non-employee directors will be paid cash compensation as set forth below:

Annual Retainer
Board of Directors:
All non-employee members	$35,000
Additional retainer for Board Chairperson	$50,000

Audit Committee:
Chairperson	$15,000
Non-Chairperson members	$7,500

Compensation Committee:
Chairperson	$10,000
Non-Chairperson members	$5,000

Nominating and Corporate Governance Committee:
Chairperson	$10,000
Non-Chairperson members	$5,000

Under the non-employee director compensation policy, each person who is initially appointed or elected to the board of directors will be eligible for an option grant to purchase up to 22,445 shares of our common stock under our 2013 Plan on the date he or she first becomes a non-employee director, which will vest in two equal annual installments during the two years following the grant date, subject to the director’s continued service on the board of directors. In addition, on the date of the annual meeting of stockholders, each continuing non-employee director will be eligible to receive an annual option grant to purchase up to 11,222 shares of our common stock, which will vest in full upon the earlier of the first anniversary of the date of grant or the date of the following annual meeting of stockholders. All of the foregoing options will be granted at fair market value on the date of grant.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to recognize and support both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Share Plans

Share Options

The two equity incentive plans described in this section are the Foundation Medicine, Inc. Amended and Restated 2010 Stock Incentive Plan, or the 2010 Plan, and the Foundation Medicine, Inc. 2013 Stock Option and Grant Plan, or the 2013 Plan. Prior to our initial public offering, we granted awards to eligible participants under the 2010 Plan. We currently grant awards to eligible participants only under the 2013 Plan. In addition, our Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, is described below.

2010 Plan

The 2010 Plan was approved by our board of directors and our stockholders on March 29, 2010 and was most recently amended on March 7, 2013. Under the 2010 Plan, 4,232,500 shares of common stock have been reserved for issuance in the form of stock options, restricted stock, restricted stock units and other stock-based awards.

The shares issuable pursuant to awards granted under the 2010 Plan are authorized but unissued shares. The shares underlying any awards that are forfeited, repurchased terminated, surrendered or cancelled without having been exercised are available for issuance under the 2010 Plan. Shares tendered by a participant to exercise options are also added to the number of shares available for issuance under the 2010 Plan.

The 2010 Plan is administered by our board of directors, which has full power to select the employees, prospective employees, directors and service providers to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of the 2010 Plan.

The option exercise price of each option granted under the 2010 Plan is determined by our board of directors and may not to be less than the fair market value of a share of common stock on the date of grant. The term of each option is fixed by the board of directors. The board of directors determines at what time or times each option may be exercised when granting the option.

The board of directors may grant awards under the 2010 Plan entitling the participants to acquire shares of common stock subject to the right of repurchase (or forfeiture if issued at no cost) in the event the conditions specified by the board of directors in connection with the awards are not met. The board of directors may also grant awards of restricted stock units under the 2010 Plan entitling the participants to receive shares of common stock or cash at the time the awards vest.

The board of directors may also grant other stock-based awards under the 2010 Plan such as stock appreciation rights and other types of awards which entitle the participants to receive shares of common stock or cash in the future.

The 2010 Plan provides that, upon a reorganization event, which includes a merger or a sale of substantially all of our common stock, the board of directors may take any one or a combination of the following actions with respect to outstanding awards other than restricted stock and restricted stock units: (i) require that awards be substituted with new awards of the successor entity on substantially identical terms; (ii) provide for a cash payment equal to the in-the-money value of the awards; (iii) provide for full vesting of the awards; or (iv) provide that all awards not exercised within a specified period will terminate upon the closing of the transaction. In the case of restricted stock awards and restricted stock units, unless the board of directors determines otherwise in connection with a reorganization event, the repurchase and other rights of ours with respect to restricted stock and restricted stock units shall inure to the benefit of our successors and shall apply to the cash, securities or other property paid with respect to the common stock in connection with the reorganization.

Our board of directors may amend the 2010 Plan but no such action may adversely affect the rights of an award holder without such holder’s consent. Approval by our stockholders of amendments to the 2010 Plan must be obtained if required by law.

As of March 15, 2014, options to purchase 2,497,644 shares of common stock and 61,887 shares of restricted stock were outstanding under the 2010 Plan. Our board of directors has determined not to make any further awards under the 2010 Plan. Shares of common stock originally reserved for issuance under our 2010 Plan but which were not issued or subject to awards under the 2010 Plan on the effective date of our 2013 Plan, and shares subject to outstanding options or forfeiture restrictions under our 2010 Plan on the effective date of our 2013 Plan that are subsequently forfeited or terminated for any reason before being exercised, will become available for awards under our 2013 Plan.

2013 Plan

In September 2013, our board of directors adopted and our stockholders approved our 2013 Plan to replace the 2010 Plan. Our 2013 Plan provides us flexibility to use various equity-based incentive and other awards as compensation tools to motivate our workforce. These tools include stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance share awards and cash-based awards. The 2013 Plan became effective in September 2013 in connection with our initial public offering.

We initially reserved 1,355,171 shares of common stock for the issuance of awards under the 2013 Plan, which includes 512,568 shares of common stock reserved for issuance under the 2010 Plan. On January 1, 2014, the number of shares reserved and available for issuance under our 2013 Plan increased by 1,125,921 shares of common stock pursuant to a provision in the 2013 Plan that provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2014, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. In addition, shares not needed to fulfill any obligations under the 2010 Plan will also be available for issuance under the 2013 Plan.

The shares issuable pursuant to awards granted under the 2013 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards from the 2013 Plan and the 2010 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of common stock, expire or are otherwise terminated (other than by exercise) under the 2010 Plan will be added back to the shares available for issuance under the 2013 Plan.

Under the 2013 Plan, stock options or stock appreciation rights with respect to no more than 1,355,171 shares may be granted to any one individual in any one calendar year. No more than 2,481,092 shares reserved and available for issuance under the 2013 Plan may be issued in the form of incentive stock options, such number to be cumulatively increased on each January 1 by the lesser of 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 and 2,102,676 shares of our common stock.

The 2013 Plan is administered by the compensation committee. The compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2013 Plan. Employees, non-employee directors and other key persons (including consultants) are eligible to receive awards under the 2013 Plan.

The 2013 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The exercise price of each stock option will be determined by the compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant or, in the case of an incentive stock option granted to a 10% owner, less than 110% of the fair market value of our common stock on the date of grant. The term of each stock option will be fixed by the compensation committee and may not exceed 10 years from the date of grant (or five years in the case of an incentive stock option granted to a 10% owner). The compensation committee will determine at what time or times each option may be exercised.

The compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of fair market value of the common stock on the date of grant.

The compensation committee may award restricted stock or restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or service with us through a specified vesting period. The compensation committee may also grant cash-based awards to participants subject to such conditions and restrictions as it may determine. The compensation committee may also grant shares of common stock that are free from any restrictions under the 2013 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

The compensation committee may grant performance share awards to participants that entitle the recipient to receive share awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

The compensation committee may grant cash bonuses under the 2013 Plan to participants, subject to the achievement of certain performance goals.

The compensation committee may grant performance-based awards to participants in the form of restricted stock, restricted stock units, performance shares or cash-based awards upon the achievement of certain performance goals and such other conditions as the compensation committee shall determine. The compensation committee may grant such performance-based awards under the 2013 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: revenue, expense levels, cash flow, business development and financing milestones and developments, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share, sales or market shares and number of clients, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 1,100,000 shares with respect to a stock-based award and $2,000,000 with respect to a cash-based award.

The 2013 Plan provides that, upon the effectiveness of a “sale event,” as defined in the 2013 Plan, in the event that all awards are not assumed or continued or substituted by the successor entity, all awards granted under the 2013 Plan shall terminate. In addition, in connection with the termination of the 2013 Plan upon a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights, equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2013 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, including option repricing, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2013 Plan may require the approval of our stockholders.

No awards may be granted under the 2013 Plan after the date that is ten years from the date of stockholder approval of the 2013 Plan.

2013 Employee Stock Purchase Plan

Our 2013 Employee Stock Purchase Plan was adopted by our board of directors, approved by our stockholders and became effective in September 2013 in connection with the our initial public offering. Our 2013 Employee Stock Purchase Plan authorizes the initial issuance of up to a total of 788,503 shares of our common stock to participating employees. To date, we have not made any offerings under our 2013 Employee Stock Purchase Plan.

All employees who have been employed by us or our designated subsidiaries for at least six weeks and whose customary employment is for more than 20 hours a week are eligible to participate in our 2013 Employee Stock Purchase Plan. Any employee who owns, or would own upon such purchase under our 2013 Employee Stock Purchase Plan, 5% or more of the voting power or value of our stock is not eligible to purchase shares under our 2013 Employee Stock Purchase Plan.

We may make one or more offerings to our employees to purchase stock under our 2013 Employee Stock Purchase Plan. If the 2013 Employee Stock Purchase Plan is implemented and unless otherwise determined by the administrator of our 2013 Employee Stock Purchase Plan, the first offering will begin on either January 1st or July 1st of the year designated by the administrator, and will end on the following June 30th or December 31st, respectively. Unless otherwise determined by the administrator, subsequent offerings will begin on the first business day occurring on or after each January 1st and July 1st and will end on the last business day occurring on or before the following June 30th and December 31st, respectively, each referred to as offering periods. The administrator may designate different offering periods in its discretion, but no offering shall exceed six months in duration or overlap with another offering.

Each employee who is a participant in our 2013 Employee Stock Purchase Plan may purchase shares by authorizing payroll deductions of up to 10% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than the number of shares of common stock that would result in an employee owning stock possessing 5% or more of the total voting power of all classes of our stock or such other maximum number established by the compensation committee may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under our 2013 Employee Stock Purchase Plan in any calendar year.

An employee’s rights under our 2013 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment for any reason and any accumulated payroll deductions of such employee will be refunded.

Our 2013 Employee Stock Purchase Plan may be terminated or amended by our board of directors at any time. Amendments that increase the number of shares of our common stock authorized under our 2013 Employee Stock Purchase Plan and certain other amendments require the approval of our stockholders.

Bonus Plan

In July 2013, our board of directors adopted the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by the compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to us, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: revenue; expense levels; cash flow (including, but not limited to, operating cash flow and free cash flow); business development and financing milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; sales; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; clinical trial results; publications; reimbursement decisions; working capital; earnings (loss) per share of our common stock; sales or market shares and number of clients or units of products sold; bookings; and Adjusted EBIDTA, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees in the United States with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Sections 401(a) and 501(a) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below the transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Sales and Purchases of Securities

Series A Financing

On March 30, 2010, we entered into a securities purchase agreement pursuant to which we issued an aggregate of 13,000,000 shares of our Series A Preferred Stock at a price of $1.00 per share in three tranches to certain investors. On August 8, 2011, we entered into an additional securities purchase agreement pursuant to which we issued an aggregate of 20,500,000 shares of our Series A Preferred Stock at a price of $1.00 per share in two tranches to certain investors. On April 18, 2012, we entered into a securities purchase agreement pursuant to which we issued an aggregate of 10,250,000 shares of our Series A Preferred Stock at a price of $1.00 per share to certain investors.

The following table summarizes the participation in the Series A Preferred Stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name	Shares of Series A Preferred Stock	Aggregate Purchase Price Paid
Third Rock Ventures, L.P.(1)	23,772,388	$23,772,388
KPCB Holdings, Inc.(2)	12,985,075	$12,985,075
Google Ventures 2011, L.P.(3)	6,742,537	$6,742,537
David Schenkein, M.D.(4)	250,000	$250,000

(1)	Alexis Borisy and Mark Levin, partners at Third Rock Ventures, of which Third Rock Ventures, L.P. is an affiliated fund, are members of our board of directors.
(2)	Brook Byers, a partner at Kleiner Perkins Caufield & Byers, of which KPCB Holdings, Inc. is an affiliated fund, is a member of our board of directors.
(3)	Google Ventures 2011, L.P. is a holder of more than 5% of our voting securities. Dr. Krishna Yeshwant, an affiliate of Google Ventures 2011, L.P., is a member of our board of directors.
(4)	David Schenkein is a member of our board of directors.

Series B Financing

On September 10, 2012, we entered into a securities purchase agreement pursuant to which we issued an aggregate of 18,805,304 shares of our Series B Preferred Stock at a price of $2.26 per share to certain investors. The securities purchase agreement was subsequently amended in December 2012 to provide for the issuance of additional shares of our Series B Preferred Stock in one additional tranche, pursuant to which 5,956,830 shares of our Series B Preferred Stock were issued to certain investors.

The following table summarizes the participation in the Series B Preferred Stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name	Shares of Series B Preferred Stock	Aggregate Purchase Price Paid
Third Rock Ventures, L.P.(1)	1,106,194	$2,499,998
Google Ventures 2011, L.P.(2)	3,036,075	$6,861,530
KPCB Holdings, Inc.(3)	1,106,194	$2,499,998
jVen Capital, LLC(4)	221,238	$499,998
Laboratory Corporation of America Holdings	4,424,778	$9,999,998
Gates Ventures, LLC	4,424,778	$9,999,998
Wellington Management Company, LLP(5)	4,368,143	$9,872,003

(1)	Alexis Borisy and Mark Levin, partners at Third Rock Ventures, of which Third Rock Ventures, L.P. is an affiliated fund, are members of our board of directors.
(2)	Google Ventures 2011, L.P. is a holder of more than 5% of our voting securities. Dr. Krishna Yeshwant, an affiliate of Google Ventures 2011, L.P., is a member of our board of directors.
(3)	Brook Byers, a partner at Kleiner Perkins Caufield & Byers, of which KPCB Holdings, Inc. is an affiliated fund, is a member of our board of directors.
(4)	Evan Jones, the managing member of jVen Capital, LLC, is a member of our board of directors.
(5)	Wellington Management Company, LLP, or Wellington Management, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held by its client accounts.

Consulting Arrangements

During the fiscal years ended December 31, 2013, 2012 and 2011, we incurred consulting fees to Third Rock Ventures, LLC in the amount of $119,000, $362,000 and $535,000, respectively. Third Rock Ventures, LLC is a management company that is party to a services agreement with Third Rock Ventures, L.P., the beneficial owner of more than 5% of our voting securities. Alexis Borisy and Mark Levin are members of our board of directors, and Mark Levin is a managing member of TRV GP, LLC, which is the general partner of Third Rock Ventures GP, L.P., the general partner of Third Rock Ventures, L.P. and a managing member of Third Rock Ventures, LLC. These consulting fees were paid to Third Rock Ventures, LLC in amounts mutually agreed upon in advance by us and Third Rock Ventures, LLC in consideration of certain strategic and ordinary course business operations consulting services provided to us on an as-needed basis, from time to time and at our request, by individuals related to Third Rock Ventures, LLC, including Mr. Borisy but not including Mr. Levin. Such fees were payable pursuant to invoices submitted to us by Third Rock Ventures, LLC from time to time. None of these consulting fees were paid directly or indirectly to Messrs. Borisy and Levin. The consulting fees paid to Third Rock Ventures, LLC did not exceed 5% of the consolidated gross revenue of Third Rock Ventures, LLC during any of these fiscal years. We are not currently party to a consulting agreement with Third Rock Ventures, LLC and we do not expect to engage Third Rock Ventures, LLC for consulting services on a going forward basis.

Biopharmaceutical Relationship

In February 2013, we entered into a master services agreement with Agios Pharmaceuticals, Inc., or Agios, in the ordinary course pursuant to which we will perform tests utilizing our molecular information platform when ordered by Agios. In the event Agios elects to retain our services for a particular project, Agios would submit a specific work order for the applicable project, with a payment schedule for the particular project included in such work order. In the event we are asked to perform services beyond what is included in the applicable work order, such additional services and the corresponding compensation provided by Agios must be mutually agreed upon by the parties in writing prior to the provision of such services or our obligation to provide such services. Any payments for services will be made pursuant to invoices that we will submit to Agios. The agreement terminates at the later of February 28, 2015 and the completion of all services provided pursuant to outstanding work orders. We may terminate the agreement in the event Agios fails to pay a disputed invoice, following a negotiation between the parties in good faith. The agreement also contains customary confidentiality, indemnification, insurance and assignment provisions. David Schenkein, M.D., a member of our board of directors, is the chief executive officer of Agios. These fees will be paid by Agios in consideration of certain sequencing and related consulting services provided by us to Agios. Under the master services agreement, none of these fees will be paid directly or indirectly by Dr. Schenkein.

Indemnification Agreements

We have entered into agreements to indemnify our directors and executive officers to the maximum extent allowed under Delaware law. Subject to the provisions of these agreements, these agreements, among other things, provide for indemnification of these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of us or that person’s status as a member of our board of directors.

Policies for Approval of Related Party Transactions

We have adopted a written policy that transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, or each, a related party, must be approved by our audit committee or another independent body of our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and footnotes set forth certain information known to us regarding beneficial ownership of our capital stock as of March 15, 2014, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person known by us to be the beneficial owner of more than 5% of our capital stock;

•	our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 28,153,893 shares of common stock outstanding as of March 15, 2014 and also lists applicable percentage ownership based on         shares of common stock assumed to be outstanding after the closing of the offering. Options to purchase         shares of common stock that are exercisable within 60 days of March 15, 2014 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Number of Shares Beneficially Owned Prior to this Offering	Number of Shares Being Offered in this Offering	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned
Name and address of beneficial owner(1)				Prior to this Offering	After this Offering
5% Stockholders
Third Rock Ventures, L.P.(2)	6,569,645			23.4%
KPCB Holdings, Inc.(3)	3,522,817			12.5%
Google Ventures 2011, L.P.(4)	2,444,653			8.7%
Gilder, Gagnon, Howe & Co. LLC(5)	1,945,028			6.9%
Wellington Management Company, LLP(6)	1,670,539			5.9%

Named executive officers and directors
Michael J. Pellini, M.D.(7)	746,591			2.6%
Steven J. Kafka, Ph.D.(8)	57,812			*
Vincent A. Miller, M.D(9)	153,902			*
Alexis Borisy(10)	290,625			1.0%
Brook Byers(3)	—			—
Evan Jones(11)	5,546			*
Mark Levin(10)	—			—
David Schenkein, M.D.(12)	95,391			*
Krishna Yeshwant, M.D.(4)	—			—

All directors and executive officers as a group (12 persons)(13)	1,637,650			5.8%

Other Selling Stockholders(14)
				%

All selling stockholders(14)				%

*	Represents beneficial ownership of less than one percent.
(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Foundation Medicine, Inc., 150 Second Street, Cambridge, MA 02141.

(2)	All shares are held directly by Third Rock Ventures, L.P., or TRV LP. Each of Third Rock Ventures GP, LP, or TRV GP, the general partner of TRV LP, and Third Rock Ventures GP, LLC, or TRV LLC, the general partner of TRV GP, may be deemed to have voting and dispositive power over the shares held by TRV LP. Investment decisions with respect to the shares held by TRV LP are made by an investment committee at TRV GP comprised of Mark Levin, Kevin Starr, Bob Tepper, Neil Exter, Kevin Gillis, Lou Tartaglia, Craig Muir, Cary Pfeffer, Alexis Borisy and Craig Greaves. No stockholder, director, officer, manager, member or employee of TRV GP or TRV LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by TRV LP. The address of Third Rock Ventures, L.P. is 29 Newbury Street, 3rd Floor, Boston, MA 02116.
(3)	The shares held by Kleiner Perkins Caufield & Byers XIV, LLC, or KPCB XIV, and KPCB XIV Founders Fund, LLC, or KPCB XIV Founders, are held for convenience in the name of “KPCB Holdings, Inc., as nominee.” KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. The managing member of KPCB XIV and KPCB XIV Founders is KPCB XIV Associates, LLC, or KPCB XIV Associates. Brook Byers, L. John Doerr, Raymond Lane, Theodore Schlein, William Joy, William B. Gordon, the managing members of KPCB XIV Associates, exercise shared voting and dispositive control over the shares directly held by KPCB XIV and KPCB XIV Founders. Mr. Byers disclaims beneficial ownership of all shares held by KPCB XIV and KPCB XIV Founders. The address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.
(4)	Google Ventures 2011 GP, L.L.C. is the general partner of Google Ventures 2011, L.P. Voting and dispositive power with respect to shares held by Google Ventures 2011, L.P. reside with the Google Ventures Investment Committee. Dr. Krishna Yeshwant is an affiliate of Google Ventures 2011, L.P., but is not a member of the Google Ventures Investment Committee and does not have voting or dispositive power over the shares held by Google Ventures 2011, L.P. Dr. Yeshwant disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any. The address for all entities and individuals affiliated with Google Ventures 2011, L.P. is 1600 Amphitheatre Parkway, Mountain View, California 94043.
(5)	Information regarding Gilder, Gagnon, Howe & Co. LLC, or Gilder, is based solely upon a Schedule 13G filed by Gilder on February 12, 2014. Gilder is a New York limited liability and broker or dealer registered under the Securities Exchange Act of 1934. The shares shown include 1,642,827 shares held in customer accounts over which partners and/or employees of Gilder have discretionary authority to dispose of or direct the disposition of the shares, 17,223 shares held in the account of the profit sharing plan of Gilder, and 284,978 shares held in accounts owned by the partners of Gilder and their families. The address of Gilder is 3 Columbus Circle, 26th Floor, New York, NY 10019.
(6)	Information regarding Wellington Management Company, LLP, or Wellington Management, is based solely upon a Schedule 13G filed by Wellington Management on February 14, 2014. Such Schedule 13G provides that Wellington Management acts as investment adviser to various separate accounts that own shares of our common stock. The shares included in the table consist of: (i) 1,539,339 shares over which Wellington Management has shared voting power and (ii) 1,670,539 shares over which Wellington Management has shared dispositive power. In its capacity as investment adviser, Wellington Management may be deemed to beneficially own 1,670,539 shares our common stock, which are held of record by clients of Wellington Management. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of our common stock. The address of Wellington Management is 280 Congress Street, Boston, Massachusetts 02210.
(7)	Includes options to purchase 196,591 shares exercisable within 60 days of March 15, 2014.
(8)	Includes options to purchase 57,812 shares exercisable within 60 days of March 15, 2014.
(9)	Includes options to purchase 16,402 shares exercisable within 60 days of March 15, 2014.
(10)	Represents shares held individually by the director. Investment decisions with respect to the shares held by TRV LP are made by an investment committee at TRV GP comprised of Mark Levin, Kevin Starr, Bob Tepper, Neil Exter, Kevin Gillis, Lou Tartaglia, Craig Muir, Cary Pfeffer, Alexis Borisy and Craig Greaves. No stockholder, director, officer, manager, member or employee of TRV GP or TRV LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by TRV LP.
(11)	Includes options to purchase 5,546 shares exercisable within 60 days of March 15, 2014. Evan Jones is the managing member of jVen Capital, LLC.
(12)	Includes shares held in trusts for the benefit of Dr. Schenkein and certain of his family members. Dr. Schenkein has voting and dispositive power over the shares held by such trusts.
(13)	Includes options to purchase 349,150 shares exercisable within 60 days of March 15, 2014.
(14)	Selling stockholder information to be provided by filing of an amendment to the registration statement of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated.

As of March 15, 2014, 28,153,893 shares of our common stock were outstanding and held by 89 stockholders of record. In addition, as of March 15, 2014, we had outstanding options to purchase 2,497,644 shares of our common stock, at a weighted average exercise price of $6.80 per share, 701,778 of which were exercisable.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. No shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

Registration Rights

The holders of our registrable shares, as described in the Second Amended and Restated Investors’ Rights Agreement between us and the holders of these shares, or the investors’ rights agreement, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended, or the Securities Act. These rights are provided under the terms of the investors’ rights agreement, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

As of March 15, 2014, the holders of 17,383,116 shares of our common stock or their permitted transferees, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 25% of the then outstanding registrable shares, to use our commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. A demand for registration may not be made until six months after the completion of this offering.

Short Form Registration Rights

As of March 15, 2014, the holders of 17,383,116 shares of our common stock or their permitted transferees are also entitled to short form registration rights. If we are eligible to file a registration statement on Form S-3, upon the written request of these holders of our common stock to sell registrable securities at an aggregate price of at least $3,000,000, we will be required to use our best efforts to effect a registration of such shares. We are required to effect only two registrations in any 12 month period pursuant to this provision of the investors’ rights agreement.

Piggyback Registration Rights

As of March 15, 2014, the holders of 17,383,116 shares of our common stock or their permitted transferees are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable shares in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights granted under the investors’ rights agreement will terminate in September 2018 on the fifth anniversary of the completion of our initial public offering.

Anti-takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive Jurisdiction for Certain Actions

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our certificate of incorporation is inapplicable or unenforceable.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange Listing

Our common stock is listed on The NASDAQ Global Select Market under the trading symbol “FMI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 59 Maiden Lane, New York, NY 10038, and its telephone number is (212) 936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, the sale of a portion of our shares will be limited after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 15, 2014, upon the completion of this offering, shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Except for approximately             shares subject to lock-up agreements, all of our outstanding shares, including the shares sold in this offering, the shares of common stock sold in our initial public offering in September 2013 and shares registered under the registration statements on Form S-8 that we filed with the Securities and Exchange Commission in September 2013 and March 2014, will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 281,538 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of March 15, 2014; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.

Lock-up Agreements

In connection with this offering, all of our directors and officers and certain of the selling stockholders and our other stockholders, other than those noted in the foregoing sentence, who

collective held             shares of common stock as of March 15, 2014, have agreed to extend the restricted period for an additional period ending 90 days after the date of this prospectus, as described in further detail in the section entitled “Underwriting,” without the prior written consent of each of Goldman Sachs & Co. and J.P. Morgan Securities LLC. In addition, certain of the selling stockholders and our other stockholders who collectively held             shares of common stock as of March 15, 2014, have agreed to extend the restricted period for an additional period ending 60 days after the date of this prospectus, as described in further detail in the section entitled “Underwriting,” without the prior written consent of each of Goldman Sachs & Co. and J.P. Morgan Securities LLC. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 90-day period. When determining whether or not to release shares from the lock-up agreements, the representatives may consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Registration Rights

As of March 15, 2014, the holders of 17,383,116 shares of common stock or their transferees are entitled to various rights with respect to registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

Stock Option Plans

In September 2013 and March 2014 we filed effective registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our stock option plans. The shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of shares of our common stock issued pursuant to this offering. This summary deals only with shares of our common stock acquired by a stockholder in this offering and that are held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary does not address the U.S. federal income tax considerations applicable to a stockholder that is subject to special treatment under U.S. federal income tax laws, including: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding our common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell our common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received our common stock in connection with services provided to the company or any of its affiliates; a U.S. person whose “functional currency” is not the U.S. dollar; a “controlled foreign corporation”; a “passive foreign investment company”; or a U.S. expatriate.

This summary is based upon provisions of the Code, and applicable Treasury regulations promulgated or proposed thereunder, rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not address all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of our common stock that is: an individual citizen or resident of the United States for U.S. federal income tax purposes; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial holder of our common stock that is for U.S. federal income tax purposes an individual, corporation, estate or trust and is not a U.S. holder.

If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a person treated as a partner in the partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are treated as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity treated as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

This summary is for general information only and is not intended to be tax advice. Holders of our common stock are urged to consult their own tax advisors concerning the tax considerations related to the acquisition, ownership and disposition of our common stock in light of their particular circumstances, as well as any tax considerations arising under the laws of any other jurisdiction, including any state, local and foreign income and other tax laws.

U.S. Holders

The following discussion is a summary of certain U.S. federal income tax considerations relevant to a U.S. holder of our common stock.

Distributions

Distributions with respect to our common stock, if any, generally will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital, up to the U.S. holder’s adjusted tax basis in its shares of our common stock with respect to which the distribution was made. Any such distribution in excess of the U.S. holder’s adjusted tax basis in its shares will be treated as capital gain and as long-term capital gain if the U.S. holder’s holding period exceeds one year. If certain requirements are met (including certain holding period requirements), distributions constituting dividends paid to non-corporate U.S. holders generally will qualify for the reduced tax rate on qualified dividend income.

Distributions constituting dividends for U.S. federal income tax purposes that are paid to U.S. holders that are corporations may qualify for the 70% dividends received deduction, or DRD, which is generally available to corporations that own less than 20% of the voting power or value of the outstanding stock of the distributing corporation. A U.S. holder that is a corporation holding 20% or more of the distributing corporation (by vote and value) may be eligible for an 80% DRD with respect to any such dividends. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be treated as dividends eligible for a DRD. In addition, a DRD is available only if certain other requirements (including certain holding period requirements) are satisfied, and a DRD may be subject to limitations in certain circumstances, which are not discussed herein.

Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Common Stock

A U.S. holder of shares of our common stock generally will recognize gain or loss on the taxable sale, exchange, redemption (provided the redemption is treated as a sale or exchange), or other taxable disposition of such shares in an amount equal to the difference between such U.S. holder’s amount realized on such disposition and such U.S. holder’s adjusted tax basis in its shares of our common stock disposed of. A U.S. holder’s amount realized generally will equal the amount of cash and the fair market value of any property received in consideration for the shares of common stock disposed of. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for the shares of our common stock disposed of exceeds one year at the time of disposition. The deductibility of capital losses is subject to certain limitations. U.S. holders should consult their tax advisors regarding the treatment of capital gains and capital losses.

Medicare Tax on Net Investment Income

An additional 3.8% Medicare tax will be imposed on certain net investment income of certain U.S. holders that are individuals, estates or trusts. Such tax applies to the lesser of (i) the U.S. holder’s net investment income for the relevant taxable year and (ii) the excess of the U.S. holder’s adjusted gross income (with certain adjustments) over a specified threshold amount. Net investment income generally includes dividends and net gains from the disposition of shares of our common stock. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of the Medicare tax on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding Tax

In general, information reporting will apply to payments of dividends on shares of our common stock and proceeds of a disposition of shares of our common stock to U.S. holders, other than certain exempt recipients such as corporations. Under U.S. federal income tax law, dividends and proceeds from the sale of shares of our common stock paid to a U.S. holder (other than an exempt recipient) may be subject to “backup” withholding at the then applicable rate. Backup withholding generally applies to a U.S. holder if the holder (i) fails to furnish to us or our paying agent a correct social security number or other taxpayer identification number, or TIN, or fails to furnish a certification of exempt status, (ii) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or (iii) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a U.S. person that is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Certain U.S. persons are exempt from backup withholding, including corporations, provided that their exemptions from backup withholding are properly established.

Non-U.S. Holders

The following is a summary of certain U.S. federal tax considerations applicable to a non-U.S. holder of our common stock.

Distributions

Distributions treated as dividends for U.S. federal income tax purposes (as described above under “—U.S. Holders—Distributions”), if any, that are paid to a non-U.S. holder with respect to shares of our common stock will be subject to U.S. federal withholding tax at a 30% rate (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained in the U.S.). To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form), certifying under penalties of perjury that a dividend paid on our common stock is not subject to withholding tax. The certification requirement also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to our common stock are effectively connected with the conduct of such trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base, then the non-U.S. holder generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if received by a U.S. holder (although the dividends will be exempt from the 30% U.S. federal withholding tax, provided the certification requirements are satisfied). In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such holder may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or a lower rate prescribed by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year.

A non-U.S. holder who wishes to claim the benefit of an exemption or reduced rate of U.S. federal withholding tax under an applicable income tax treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying, under penalties of perjury, such non-U.S.

holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for an exemption or a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital, up to the non-U.S. holder’s adjusted tax basis in its shares of our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Sale, exchange, redemption or certain other taxable dispositions of our common stock.” If we are not able to determine whether or not a distribution will exceed current and accumulated earnings and profits at the time a distribution is made, we may withhold tax on the entire amount of such distribution at the same rate as we would withhold on a dividend. However, a non-U.S. holder may obtain a refund of any excess withholding by filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in “Foreign Account Tax Compliance Act.”

Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Common Stock

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized upon a sale, exchange or other taxable disposition of shares of our common stock unless: (i) the gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or a fixed base), of the non-U.S. holder; (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation”, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our common stock, or the relevant period.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax on a net basis with respect to such gain in the same manner as if such holder were a resident of the United States. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such gains may, under certain circumstances, also be subject to the branch profits tax at a rate of 30% (or at a lower rate prescribed by an applicable income tax treaty).

If the second exception applies, the non-U.S. holder generally will be subject U.S. federal income tax at a rate of 30% tax on the gain from a disposition of our common stock, which may be offset by capital losses allocable to U.S. sources during the taxable year of disposition (even though the non-U.S. holder is not considered a resident of the United States).

With respect to the third exception above, we believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests, there can be no assurances that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as (i) our common stock continues to be regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly, or constructively) more than 5% of our common stock at any time during the relevant period. If we are a USRPHC and the requirements of (i) or (ii) are not met, gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax will not apply.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will generally be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN (or such other applicable form and documentation as required by the Code or the Treasury regulations) certifying under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to U.S. federal withholding tax, as described above in “Distributions,” generally will be exempt from U.S. backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale or other disposition of shares of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies that it is not a United States person (as defined under the Code) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of the information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is incorporated under the provisions of an applicable treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act, or FATCA, a 30% withholding tax will apply to dividends on, or gross proceeds from the sale or other disposition of, shares of our common stock paid to certain non-U.S. entities (including financial intermediaries) unless various information reporting and due diligence requirements, which are different from and in addition to the certification requirements described elsewhere in this discussion, have been satisfied (generally relating to ownership of by U.S. persons of interests in or accounts with those entities). The withholding rules applicable to payments of dividends on our common stock will be phased in beginning January 1, 2014. The withholding rules will apply to payments of gross proceeds from dispositions of U.S. common stock beginning January 1, 2017.

Holders of our common stock should consult their tax advisors regarding the possible impact of FATCA on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
J.P. Morgan Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional            shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional            shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The company and the selling stockholders and other parties have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days, in certain instances, and 90 days, in other instances, after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

The company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by the company or borrowed from the company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The NASDAQ Stock Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Stock Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Ropes  & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Foundation Medicine, Inc. incorporated by reference in our Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-        ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and have filed and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No.        ).

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on March 7, 2014;

•	our Current Report on Form 8-K filed on January 7, 2014; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed on September 24, 2013, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, Foundation Medicine, Inc., 150 Second Street, Cambridge, MA 02141, (617) 418-2200, email address: ir@foundationmedicine.com. In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website at www.foundationmedicine.com.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus.

                    Shares

$150,000,000

Foundation Medicine, Inc.

Common Stock

Goldman, Sachs & Co.	J.P. Morgan

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee		$22,218
FINRA filing fee		26,375
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors, such executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us and/or in furtherance of our rights. Additionally, each of our directors may have certain rights to indemnification, advancement of expenses and/or insurance provided by their affiliates, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors are primary and any obligation of the affiliates of those directors to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2010, which were not registered under the Securities Act.

1.	On September 10, 2012, we issued an aggregate of 18,805,304 shares of our Series B preferred stock to 19 investors for aggregate consideration of approximately $42.5 million. On December 28, 2012, we issued an aggregate of 5,956,830 shares of our Series B preferred stock to five investors for aggregate consideration of approximately $13.5 million.

2.	On November 1, 2010, we issued a Preferred Stock Purchase Warrant to Lighthouse Capital Partners VI, L.P., or Lighthouse, exercisable for an aggregate of up to 200,000 shares of our Series A preferred stock.

3.

On March 30, 2010, we issued an aggregate of 7,000,000 shares of our Series A preferred stock to one investor for aggregate consideration of approximately $7.0 million. On February 7, 2011, we issued an aggregate of 1,000,000 shares of our Series A preferred stock to one existing investor for aggregate consideration of approximately $1.0 million. On March 30, 2011, we issued an aggregate of 5,000,000 shares of our Series A preferred stock to one existing investor for aggregate consideration of approximately $5.0 million. On October 14, 2011, we issued an aggregate of 5,500,000 shares of our Series A preferred stock to one existing investor for aggregate consideration of approximately $5.5 million. On

August 8, 2011, we issued an aggregate of 10,000,000 shares of our Series A preferred stock to one investor for aggregate consideration of approximately $10.0 million. On August 23, 2011, we issued an aggregate of 5,000,000 shares of our Series A preferred stock to one investor for aggregate consideration of approximately $5.0 million. On April 18, 2012, we issued an aggregate of 10,250,000 shares of our Series A preferred stock to four existing investors for aggregate consideration of approximately $10.3 million.

4.	Since August 5, 2010, we have granted stock options to purchase an aggregate of 3,710,268 shares of our common stock with exercise prices ranging from $0.08 to $7.12 per share to our employees, consultants and directors pursuant to our 2010 Plan. Of these, options covering an aggregate of 147,797 shares were cancelled without being exercised.

5.	We sold an aggregate of 1,500,901 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $260,984 upon the exercise of stock options prior to filing a Form S-8 to register such offerings.

6.	Upon the closing of our initial public offering on September 30, 2013, all of the outstanding shares of our convertible preferred stock were converted into 17,128,024 shares of common stock.

7.	On October 9, 2013, we issued an aggregate of 44,566 shares of common stock to Lighthouse upon the cashless exercise of a warrant to purchase 50,000 shares of our common stock.

We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (3) above to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, regarding transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described in paragraph (4) and the issuances of shares of common stock upon the exercise of stock options described in paragraph (5) as exempt pursuant to Section 4(2) of the Securities Act or to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

We deemed the shares of common stock issued pursuant to the conversion of our preferred stock described in paragraph (6) and the shares of common stock issued pursuant to the exercise of the warrant described in paragraph (7) as exempt pursuant to Section 3(a)(9) of the Securities Act, which exemption is available for transactions involving securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)	The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on March 20, 2014.

FOUNDATION MEDICINE, INC.

By:	/s/ Michael J. Pellini, M.D.
Michael J. Pellini, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL BY THESE PRESENT, that each individual whose signature appears below hereby constitutes and appoints each of Michael J. Pellini, M.D., Robert W. Hesslein, Steven J. Kafka, Ph.D. and Jason Ryan as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

/s/ Michael J. Pellini, M.D. Michael J. Pellini, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 20, 2014

/s/ Jason Ryan Jason Ryan	Senior Vice President, Finance (Principal Financial and Accounting Officer)	March 20, 2014

/s/ Alexis Borisy Alexis Borisy	Director	March 20, 2014

/s/ Brook Byers Brook Byers	Director	March 20, 2014

/s/ Evan Jones Evan Jones	Director	March 20, 2014

/s/ Mark Levin Mark Levin	Director	March 20, 2014

/s/ David Schenkein, M.D. David Schenkein, M.D.	Director	March 20, 2014

/s/ Krishna Yeshwant, M.D. Krishna Yeshwant, M.D.	Director	March 20, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement
3.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K filed on October 2, 2013)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 8-K filed on October 2, 2013)
4.1	Form of Common Stock certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
4.2	Second Amended and Restated Investors’ Rights Agreement, by and between the Registrant and the Investors named therein, dated as of June 20, 2013 (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
5.1*	Opinion of Goodwin Procter LLP
10.1†	Amended and Restated 2010 Stock Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.2†	2013 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.3†	Executive Employee Offer Letter issued by the Registrant to Michael J. Pellini, dated as of September 9, 2013 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.4†	Executive Employee Offer Letter issued by the Registrant to Kevin Krenitsky, dated as of March 7, 2013 (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.5†	Executive Employee Offer Letter issued by the Registrant to Robert W. Hesslein, dated as of March 7, 2013 (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.6†	Executive Employee Offer Letter issued by the Registrant to Jason Ryan, dated as of March 7, 2013 (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.7†	Executive Employee Offer Letter issued by the Registrant to Steven J. Kafka, dated as of May 21, 2013, as amended (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.8	Form of Indemnification Agreement, to be entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.9	Lease Agreement, by and between the Registrant and RB Kendall Fee, LLC, dated as of July 13, 2010 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.10	Lease, by and between the Registrant and 150 Second Street, LLC, dated as of February 4, 2013 (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.11	Lease, by and between the Registrant and 150 Second Street, LLC, dated as of March 27, 2013 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)

Exhibit No.	Exhibit Index
10.12	Loan and Security Agreement, by and between the Registrant and Lighthouse Capital Partners VI, L.P., dated as of November 1, 2010, as amended (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.13#	Supply and Support Agreement, by and between the Registrant and Illumina, Inc., effective as of July 25, 2013 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.14#	Laboratory Master Services Agreement, by and between the Registrant and Novartis Pharmaceuticals Corporation, dated as of November 21, 2011, as amended (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.15†	Executive Employee Offer Letter issued by the Registrant to Vincent A. Miller, dated as of August 1, 2011, as amended (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.16†	2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013)
10.17	Lease Termination Agreement by and between the Registrant and RB Kendall Fee, LLC, dated October 9, 2013 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on October 15, 2013)
10.18	First Amendment to Lease, by and between the Registrant and 150 Second Street, LLC, dated November 27, 2013 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on December 4, 2013)
10.19#	Second Amendment to Laboratory Master Services Agreement, by and between the Registrant and Novartis Pharmaceuticals Corporation, dated January 6, 2014 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on January 7, 2014)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Form 10-K filed on March 7, 2014)
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	The Securities and Exchange Commission has granted our request for confidential treatment of certain provisions. Omitted material for which confidential treatment has been obtained was filed separately with the Securities and Exchange Commission.